2007 Consolidated Financial Statements
TABLE OF CONTENTS

94	Management’s Responsibility for Financial Information
95	Shareholders’ Auditors’ Report
96	Consolidated Balance Sheet
97	Consolidated Statement of Income
98	Consolidated Statement of Changes in Shareholders’ Equity
98	Consolidated Statement of Comprehensive Income
99	Consolidated Statement of Cash Flows
100	Notes to the Consolidated Financial Statements
2007 SCOTIABANK ANNUAL REPORT    93

CONSOLIDATED FINANCIAL STATEMENTS
Management’s Responsibility for Financial Information
The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements also comply with the accounting requirements of the Bank Act.
     The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.
     Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.
     Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.
     The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with, the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.
     The Office of the Superintendent of Financial Institutions, Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.
     The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.
     The Audit and Conduct Review Committee reviews and reports their findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.
     KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the 2007 and 2006 consolidated financial statements of the Bank in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinions upon completion of such audits in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audit, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh President and Chief Executive Officer	Luc Vanneste Executive Vice-President and Chief Financial Officer
Toronto, Canada
December 6, 2007
94   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Shareholders’ Auditors’ Report
To the Shareholders of The Bank of Nova Scotia
We have audited the Consolidated Balance Sheets of The Bank of Nova Scotia (the Bank) as at October 31, 2007 and 2006 and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income, and Cash Flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
     The consolidated financial statements of the Bank for the year ended October 31, 2005, prepared in accordance with Canadian generally accepted accounting principles, were audited in accordance with Canadian generally accepted auditing standards by KPMG LLP and PricewaterhouseCoopers LLP, who expressed an opinion without reservation on those statements in the Shareholders’ Auditors’ report dated November 29, 2005.

KPMG LLP Chartered Accountants, Licensed Public Accountants Toronto, Canada	December 6, 2007
2007 SCOTIABANK ANNUAL REPORT   95

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

As at October 31 ($ millions)	2007	2006

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$2,138	$2,280
Interest-bearing deposits with banks	23,011	17,734
Precious metals	4,046	3,362

	29,195	23,376

Securities (Note 3)
Trading	59,685	62,490
Available-for-sale	28,426	—
Investment	—	32,870
Equity accounted investments	724	142

	88,835	95,502

Securities purchased under resale agreements	22,542	25,705

Loans (Note 4)
Residential mortgages	102,154	89,590
Personal and credit cards	41,734	39,058
Business and government	85,500	76,733

	229,388	205,381
Allowance for credit losses (Note 5 (b))	2,241	2,607

	227,147	202,774

Other
Customers’ liability under acceptances	11,538	9,555
Derivative instruments (Note 25 (d))	21,960	12,098
Land, buildings and equipment (Note 7)	2,271	2,256
Goodwill (Note 8)	1,134	873
Other intangible assets (Note 8)	273	294
Other assets (Note 9)	6,615	6,573

	43,791	31,649

	$411,510	$379,006

Liabilities and shareholders’ equity
Deposits (Note 10)
Personal	$100,823	$93,450
Business and government	161,229	141,072
Banks	26,406	29,392

	288,458	263,914

Other
Acceptances	11,538	9,555
Obligations related to securities sold under repurchase agreements	28,137	33,470
Obligations related to securities sold short	16,039	13,396
Derivative instruments (Note 25 (d))	24,689	12,869
Other liabilities (Note 11)	21,138	24,799
Non-controlling interest in subsidiaries	497	435

	102,038	94,524

Subordinated debentures (Note 12)	1,710	2,271

Capital instrument liabilities (Note 13)	500	750

Shareholders’ equity
Capital stock (Note 14)
Preferred shares	1,635	600
Common shares and contributed surplus	3,566	3,425
Retained earnings	17,460	15,843
Accumulated other comprehensive income (loss) (Notes 1 and 15)	(3,857)	(2,321)

	18,804	17,547

	$411,510	$379,006

Arthur R.A. Scace	Rick Waugh
Chairman of the Board	President and Chief Executive Officer
Certain comparative amounts have been reclassified to conform with current period presentation.
The accompanying notes are an integral part of these consolidated financial statements.
96   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Income

For the year ended October 31 ($ millions)	2007(1)	2006	2005

Interest income
Loans	$13,985	$11,575	$9,236
Securities	4,680	4,124	3,104
Securities purchased under resale agreements	1,258	1,102	817
Deposits with banks	1,112	881	646

	21,035	17,682	13,803

Interest expense
Deposits	10,850	8,589	5,755
Subordinated debentures	116	130	134
Capital instrument liabilities	53	53	53
Other	2,918	2,502	1,990

	13,937	11,274	7,932

Net interest income	7,098	6,408	5,871
Provision for credit losses (Note 5 (b))	270	216	230

Net interest income after provision for credit losses	6,828	6,192	5,641

Other income
Card revenues	366	307	251
Deposit and payment services	817	766	701
Mutual funds	296	241	193
Investment management, brokerage and trust services	760	666	600
Credit fees	530	530	542
Trading revenues	450	637	594
Investment banking	737	659	680
Net gain on securities, other than trading (Note 3 (c))	488	371	414
Other	948	623	554

	5,392	4,800	4,529

Net interest and other income	12,220	10,992	10,170

Non-interest expenses
Salaries and employee benefits(2)	3,983	3,768	3,488
Premises and technology	1,353	1,214	1,148
Communications	300	276	255
Advertising and business development	311	232	232
Professional	227	174	186
Business and capital taxes	143	133	147
Other	677	646	587

	6,994	6,443	6,043

Income before the undernoted	5,226	4,549	4,127
Provision for income taxes (Note 17)	1,063	872	847
Non-controlling interest in net income of subsidiaries	118	98	71

Net income	$4,045	$3,579	$3,209

Preferred dividends paid	51	30	25

Net income available to common shareholders	$3,994	$3,549	$3,184

Average number of common shares outstanding (millions) (Note 19):
Basic	989	988	998
Diluted	997	1,001	1,012

Earnings per common share (in dollars)(3) (Note 19):
Basic	$4.04	$3.59	$3.19
Diluted	$4.01	$3.55	$3.15
Dividends per common share (in dollars)	$1.74	$1.50	$1.32

Certain comparative amounts have been reclassified to conform with current period presentation.

(1)	Refer to Note 1 for impact of adopting new accounting policies as a result of new accounting standards related to financial instruments.

(2)	Refer to Note 1 for impact of adopting a new accounting policy in 2006 as a result of a new accounting standard related to stock-based compensation for employees eligible to retire before the vesting date.

(3)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these consolidated financial statements.
2007 SCOTIABANK ANNUAL REPORT   97

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2007	2006		2005

Preferred shares (Note 14)
Balance at beginning of year	$600	$600		$300
Issued	1,035	—		300

Balance at end of year	1,635	600		600

Common shares and contributed surplus
Common shares (Note 14):
Balance at beginning of year	3,425	3,316		3,228
Issued	184	135		172
Purchased for cancellation	(43)	(26)		(84)

Balance at end of year	3,566	3,425		3,316
Contributed surplus: Fair value of stock options (Note 16)	—	—		1

Total	3,566	3,425		3,317

Retained earnings
Balance at beginning of year	15,843	14,126		13,239
Cumulative effect of adopting new accounting policies	(61) (1)	(25	)(2)	—

	15,782	14,101		13,239
Net income	4,045	3,579		3,209
Dividends: Preferred	(51)	(30)		(25)
Common	(1,720)	(1,483)		(1,317)
Purchase of shares	(586)	(324)		(973)
Other	(10)	—		(7)

Balance at end of year	17,460	15,843		14,126

Accumulated other comprehensive income (loss)(1)
Balance at beginning of year	(2,321)	(1,961)		(1,783)
Cumulative effect of adopting new accounting policies	683	—		—
Other comprehensive income (loss) (Note 15)	(2,219)	(360)		(178)

Balance at end of year	(3,857)	(2,321)		(1,961)

Total shareholders’ equity at end of year	$18,804	$17,547		$16,082

Consolidated Statement of Comprehensive Income(1)

For the year ended October 31 ($ millions)	2007	2006	2005

Comprehensive income
Net income	$4,045	$3,579	$3,209
Other comprehensive income (loss), net of income taxes (Note 15):
Net change in unrealized foreign currency translation losses	(2,228)	(360)	(178)
Net change in unrealized gains on available-for-sale securities	(67)	—	—
Net change in gains (losses) on derivative instruments designated as cash flow hedges	76	—	—

Other comprehensive income (loss)	(2,219)	(360)	(178)

Comprehensive income	$1,826	$3,219	$3,031

Certain comparative amounts have been reclassified to conform with current period presentation.

(1)	Refer to Note 1 for impact of new accounting policies as a result of new accounting standards related to financial instruments adopted in 2007.

(2)	Represents the cumulative effect of adopting a new accounting policy as a result of a new accounting standard related to stock-based compensation for employees eligible to retire before the vesting date [refer to Note 1, Stock-based compensation].
The accompanying notes are an integral part of these consolidated financial statements.
98   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Cash Flows

Sources (uses) of cash flows
For the year ended October 31 ($ millions)	2007	2006	2005

Cash flows from operating activities
Net income	$4,045	$3,579	$3,209
Adjustments to determine net cash flows from (used in) operating activities:
Depreciation and amortization	267	230	202
Provision for credit losses	270	216	230
Future income taxes	(106)	(178)	(231)
Net gain on securities, other than trading(1)	(488)	(371)	(414)
Net accrued interest receivable and payable	18	221	(264)
Trading securities	334	(13,042)	(7,014)
Derivative instruments, net	932	668	(492)
Other, net	(3,261)	2,713	1,452

	2,011	(5,964)	(3,322)

Cash flows from financing activities
Deposits	41,746	44,014	22,282
Obligations related to securities sold under repurchase agreements	(3,858)	8,245	6,676
Obligations related to securities sold short	3,848	2,190	3,693
Subordinated debentures redemptions/repayments	(500)	(300)	—
Capital instrument liabilities redemptions/repayments	(250)	—	—
Preferred shares issued	1,035	—	—
Common shares issued	112	118	416
Common shares redeemed/purchased for cancellation	(629)	(350)	(1,057)
Cash dividends paid	(1,771)	(1,513)	(1,342)
Other, net	3,391	684	806

	43,124	53,088	31,474

Cash flows from investing activities
Interest-bearing deposits with banks	(7,087)	(1,664)	(2,814)
Securities purchased under resale agreements	1,897	(5,633)	(2,808)
Loans, excluding securitizations	(42,028)	(31,978)	(21,102)
Loan securitizations	3,756	2,514	2,153
Securities, other than trading(1)
Purchases	(32,133)	(41,326)	(26,200)
Maturities	14,015	18,011	12,955
Sales	17,267	15,146	10,724
Land, buildings and equipment, net of disposals	(317)	(256)	(168)
Other, net(2)	(390)	(2,099)	(276)

	(45,020)	(47,285)	(27,536)

Effect of exchange rate changes on cash and cash equivalents	(257)	(60)	(36)

Net change in cash and cash equivalents	(142)	(221)	580
Cash and cash equivalents at beginning of year	2,280	2,501	1,921

Cash and cash equivalents at end of year(3)	$2,138	$2,280	$2,501

Cash disbursements made for:
Interest	$13,625	$10,559	$8,142
Income taxes	$905	$1,012	$907

Certain comparative amounts have been reclassified to conform with current period presentation.

(1)	Prior to November 1, 2006, this related to securities classified as investment securities. Refer to Note 1 for further details.

(2)	Comprises investments in subsidiaries and business units, and the purchase of assets related to these investments, which are net of non-cash consideration consisting of common shares issued from treasury of $36 (2006 — $1; 2005 — $49) and net of cash and cash equivalents at the date of acquisition of $6 (2006 — $167; 2005 — $17).

(3)	Represents cash and non-interest-bearing deposits with banks.
The accompanying notes are an integral part of these consolidated financial statements.
2007 SCOTIABANK ANNUAL REPORT   99

Notes to the
2007 Consolidated Financial Statements
TABLE OF CONTENTS

Page	Note
101	1.	Significant accounting policies
106	2.	Future accounting changes
107	3.	Securities
108	4.	Loans
110	5.	Impaired loans and allowance for credit losses
110	6.	Variable interest entities
111	7.	Land, buildings and equipment
111	8.	Goodwill and other intangible assets
111	9.	Other assets
112	10.	Deposits
112	11.	Other liabilities
112	12.	Subordinated debentures
113	13.	Capital instrument liabilities, trust securities and trust subordinated notes
115	14.	Capital stock
116	15.	Accumulated other comprehensive income (loss)
117	16.	Stock-based compensation
119	17.	Corporate income taxes
120	18.	Employee future benefits
122	19.	Earnings per common share
122	20.	Related party transactions
122	21.	Segmented results of operations
125	22.	Guarantees, commitments and contingent liabilities
127	23.	Financial instruments
131	24.	Certain items designated as trading
132	25.	Derivative instruments
136	26.	Acquisitions
137	27.	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
100   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
1. Significant accounting policies
The consolidated financial statements of The Bank of Nova Scotia (the Bank) have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada (the Superintendent), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of the Superintendent, are summarized on the following pages. These accounting policies conform, in all material respects, to Canadian GAAP. In addition, Note 27 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, pensions and other employee future benefits, other-than-temporary impairment of available-for-sale securities and determination of the primary beneficiary of a variable interest entity (VIE). Actual results could differ from these and other estimates.
     Certain comparative amounts have been reclassified to conform with current year presentation. Where new accounting policies have been adopted during the year, the effects of these changes have been discussed in the respective sections of this note.
Changes in Accounting Policies for Financial Instruments
Commencing November 1, 2006, the Bank adopted three new accounting standards: (i) Financial Instruments — Recognition and Measurement, (ii) Hedges and (iii) Comprehensive Income. The new standards require all financial assets and financial liabilities to be carried at fair value in the Consolidated Balance Sheet, except the following, which are carried at amortized cost unless designated as held for trading upon initial recognition: loans and receivables, securities designated as held-to-maturity and non-trading financial liabilities. The methods used by the Bank in determining the fair value of financial instruments are unchanged as a result of implementing these new accounting standards.
     The main requirements of the standards and the related accounting policies subsequently adopted by the Bank are discussed in the respective notes.
     Prior periods have not been restated as a result of implementing the new accounting standards, except that unrealized foreign currency translation gains/losses on net investments in self-sustaining operations have been reclassified to accumulated other comprehensive income (loss).
     As a result of these changes, the Bank has recorded a net reduction of $61 million (net of income tax benefit of $31 million) to opening retained earnings. This transition impact arose primarily from recognizing in retained earnings the deferred gains and losses relating to certain previously discontinued hedges. The adoption of these new accounting policies did not have a material impact on the Bank’s results of operations for fiscal 2007.
     The most significant other balance sheet categories impacted on November 1, 2006, as a result of these new standards were as follows:

$ millions	Increase/
Balance sheet category	(Decrease)	Explanation
Available-for-sale securities	$1,091	To record these securities at fair value

Future tax assets (Other assets)	$(369)	To record future taxes on the components of accumulated other comprehensive income

Accumulated other comprehensive income (Note 15)	$683	After-tax impact related to net unrealized gains on available-for-sale securities and cash flow hedges
     A new Statement of Comprehensive Income (Loss) now forms part of the Bank’s consolidated financial statements and displays current period net income and other comprehensive income (see note 15). Accumulated other comprehensive income (loss) is a separate component of shareholders’ equity. The Consolidated Statement of Comprehensive Income reflects changes in accumulated other comprehensive income, comprising changes in unrealized gains and losses on available-for-sale assets, the fair value of derivatives designated as cash flow hedges, to the extent they are effective, and foreign currency translation amounts arising from self-sustaining foreign operations.
     The Bank’s accounting policy is to capitalize transaction costs relating to non-trading financial assets and non-trading financial liabilities and, where applicable, these amounts are recognized in net interest income over the expected life of the instrument using the effective interest method.
2007 SCOTIABANK ANNUAL REPORT   101

CONSOLIDATED FINANCIAL STATEMENTS
Basis of consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of the Bank and all of its subsidiaries after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank, which are normally corporations in which the Bank owns more than 50% of the voting shares.
     Investments where the Bank has significant influence, which is normally evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are accounted for using the equity method and are recorded as equity accounted investments in the Consolidated Balance Sheet. The Bank’s share of earnings of such corporations is included in interest income — securities in the Consolidated Statement of Income.
     The Bank consolidates variable interest entities (VIEs) when it is the primary beneficiary of the VIEs. An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses, expected residual returns, or both.
     Investments in VIEs where the Bank has significant influence, but where the Bank is not the primary beneficiary, are accounted for using the equity method.
Translation of foreign currencies
Foreign currency monetary assets and liabilities of the Bank’s integrated foreign operations and all foreign currency denominated assets and liabilities of its self-sustaining foreign operations are translated into Canadian dollars at rates prevailing at the end of the financial period. Foreign currency non-monetary assets and liabilities of the Bank’s integrated foreign operations are translated into Canadian dollars at historical rates.
     Unrealized gains and losses arising upon translation of net foreign currency investment positions in self-sustaining operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in the Consolidated Statement of Comprehensive Income. Upon sale, reduction or substantial liquidation of an investment position, the previously recorded net unrealized gains or losses thereon in accumulated other comprehensive income are reclassified to the Consolidated Statement of Income.
     Translation gains and losses arising in the Bank’s integrated foreign operations, as well as those arising from self-sustaining foreign operations in highly inflationary environments, if any, are included in other income — trading revenues in the Consolidated Statement of Income.
     Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank’s integrated foreign operations, which are translated using historical rates.
     Commencing November 1, 2006, unrealized foreign currency translation gains and losses arising from available-for-sale financial assets are included in other comprehensive income as unrealized gains/losses on available-for-sale securities until realized, at which time they are reclassified from accumulated other comprehensive income to the Consolidated Statement of Income. Prior to fiscal 2007, unrealized foreign currency gains or losses relating to monetary investment securities were recorded in net income.
Precious metals
Precious metals are carried at market value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at market value and included in other liabilities in the Consolidated Balance Sheet.
Securities
Commencing November 1, 2006, securities are categorized as trading, available-for-sale, held-to-maturity or equity accounted investments. On transition, the Bank designated all non-trading debt and equity securities as available-for-sale. Available-for-sale securities are generally held for liquidity and longer term investment purposes. These securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. Available-for-sale equity securities that do not have a quoted market price are recorded at cost, as fair values are not reliably measurable.
     Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the instrument to interest income — securities in the Consolidated Statement of Income using the effective interest method. When there has been a decline in value of debt or equity securities that is other than temporary, the carrying value of the securities is reduced to fair value. The change in accounting policy related to other-than temporary impairment as noted below was not material. Such reductions, if any, together with realized gains and losses on disposals, which are determined on an average cost basis, are reclassified from other comprehensive income and included in other income — net gain on securities, other than trading in the Consolidated Statement of Income.
     Trading securities are intended to be held for a short period of time and are carried at fair value. Gains and losses realized on disposal and unrealized gains and losses due to market fluctuations are included in other income — trading revenues in the Consolidated Statement of Income. Where trading securities are used to manage the volatility of stock-based compensation, gains and losses realized on disposal and adjustments to fair value are included in non-interest expense — salaries and employee benefits in the Consolidated Statement of Income.
     The Bank accounts for the purchase and sale of securities using settlement date accounting for purposes of the Consolidated Balance Sheet and the Consolidated Statement of Income.
Previous accounting policy
Prior to fiscal 2007, securities that were not classified as trading or equity accounted investments were classified as investment securities. Investment securities were carried at cost or amortized cost. Premiums, discounts and related transaction costs on debt securities held in the investment account were amortized to interest income —securities in the Consolidated Statement of Income over the life of the instrument. When there was a decline in value of debt or equity securities that was other than temporary, the carrying value of the security was reduced to its net realizable value. There was no change in the accounting for trading securities.
Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements
The purchase and sale of securities under resale and repurchase agreements are accounted for as collateralized lending and borrowing transactions and are recorded at cost. The related interest income and interest expense are recorded on an accrual basis.
102   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Obligations related to securities sold short
The Bank’s obligation to deliver securities sold that were not owned at the time of sale is recorded at fair value. Realized and unrealized gains and losses are recorded in other income — trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense in the Consolidated Statement of Income.
Loans
Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet. Loans are accounted for at amortized cost, except those designated as trading which are carried at fair value. Loan origination costs are deferred and amortized into income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage. Loan syndication fees are included in credit fees in other income when the syndication is completed.
     A loan is classified as impaired when, in management’s opinion, there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.
     When a loan is classified as impaired, recognition of interest ceases. Interest received on impaired loans is credited to the carrying value of the loan.
     Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.
     Foreclosed assets meeting specified criteria are considered to be held for sale and are recorded at fair value less costs to sell. If the specified criteria are not met, the asset is considered to be held for use, measured initially at fair value and accounted for in the same manner as a similar asset acquired in the normal course of business.
Allowance for credit losses
The Bank maintains an allowance for credit losses which, in management’s opinion, is adequate to absorb all incurred credit-related losses in its portfolio of the following on-and off-balance sheet items: deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific allowances and a general allowance which are reviewed on a regular basis. Full or partial write-offs of loans are generally recorded when management believes there is no realistic prospect of full recovery. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses.
Specific allowances
Specific allowances, except those relating to credit card loans, residential mortgages and most personal loans, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific allowance is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific allowances for credit card loans, residential mortgages and most personal loans are calculated using a formula method taking into account recent loss experience. The allowance for credit losses against on-balance sheet items is reflected as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet.
General allowance
The general allowance is established against the loan portfolio in respect of the Bank’s core business lines where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.
     The general allowance for business and government loans is underpinned by a risk rating process in which internal risk ratings are assigned at the time of loan origination, monitored on an ongoing basis, and adjusted to reflect changes in underlying credit risk. With the internal risk ratings as the foundation, the allowance is initially calculated through the application of migration and default statistics by risk rating, loss severity in the event of default, and exposure at default patterns within each of the business line portfolios. Based upon recent observable data, senior management forms a judgement whether adjustments are necessary to the initially calculated (quantitative) allowance and the amount of any such adjustments. In making this judgement, management considers observable factors such as economic trends and business conditions, portfolio concentrations, and trends in volumes and severity of delinquencies.
     For personal loan, credit card and mortgage portfolios, expected losses are estimated through analysis of historical loss migration and write-off trends.
     The level of the general allowance is re-assessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile; analysis of evolving trends in probability of loss, severity of loss and exposure at default factors; and management’s current assessment of factors that may have affected the condition of the portfolio.
     While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting total general allowance is available to absorb all incurred losses in the loan portfolio for which there has been no specific provision.
     The general allowance for credit losses is recorded as a reduction of loans in the Consolidated Balance Sheet.
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Sales of loans
Transfers of loans to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management’s best estimates of key assumptions such as expected losses, prepayments and discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.
     Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that the Bank would not recover substantially all of its recorded investment are classified in available-for-sale securities in the Consolidated Balance Sheet (prior to 2007, in investment securities). Such retained interests are tested regularly for other-than-temporary impairment and if required, the retained interest’s carrying value is reduced to fair value by a charge to other income — net gain on securities, other than trading in the Consolidated Statement of Income. Other retained interests are classified and accounted for as loans.
     For securitizations of loans, gains and losses on sale and servicing fee revenues are reported in other income — other in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet.
     For the sale of performing loans (other than by way of securitization), which is one of the Bank’s credit risk management strategies, gains and losses are reported in other income — other. Gains and losses on sales of impaired loans are reported in the provision for credit losses in the Consolidated Statement of Income.
Acceptances
The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income — credit fees in the Consolidated Statement of Income.
Land, buildings and equipment
Land is carried at cost. Buildings, equipment and computer software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings — 40 years, equipment and computer software — 3 to 10 years, and leasehold improvements — term of lease.
     The Bank performs impairment testing on its long-lived assets when events or changes in circumstance indicate that an asset’s carrying value may not be recoverable. The asset is written down to fair value when the carrying value of the asset exceeds the projected future undiscounted cash flows.
     Net gains and losses on disposal are included in other income —other, in the Consolidated Statement of Income, in the year of disposal.
Goodwill and other intangible assets
Goodwill is the excess of the purchase price paid over the fair value of the net assets purchased in the acquisition of a subsidiary or a VIE that is a business where the Bank is the primary beneficiary.
     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities.
     Intangible assets, other than goodwill, which do not have indefinite useful lives are amortized on a straight-line basis over their useful lives not exceeding 20 years. These intangible assets are subject to an impairment test when events and circumstances indicate the carrying amounts may not be recoverable. The amortization of intangible assets is recorded in other non-interest expenses in the Consolidated Statement of Income.
Capital instrument liabilities
Capital instruments that must or can be settled by issuing a variable number of the issuer’s own equity instruments are required to be presented as liabilities rather than as equity. These instruments are classified as either deposit liabilities or capital instrument liabilities in the Consolidated Balance Sheet, with the disbursements recorded in interest expense.
Corporate income taxes
The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period in which the tax change was enacted or substantively enacted.
     Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.
Derivative instruments
Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.
     The Bank enters into these derivative contracts for trading purposes, as well as to manage its exposures. Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate trading income. Derivative instruments designated as “asset/liability management” (non-trading) are those used to manage the Bank’s interest rate, foreign currency and other exposures. These include instruments that meet specified criteria to be designated as hedges for accounting purposes.
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     Commencing November 1, 2006, all derivatives, including embedded derivatives that must be separately accounted for, are now recorded at fair value in the Consolidated Balance Sheet [refer to Note 25(d)]. The determination of the fair value of derivatives includes consideration, on a portfolio basis, of customer credit risk and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise they are deferred over the life of the related contract, or until the valuation inputs become observable.
     The gains and losses resulting from changes in fair values of trading derivatives are included in other income — trading revenues in the Consolidated Statement of Income for all periods presented.
     The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. This process includes linking these derivatives to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses both at the hedge’s inception and on an ongoing basis whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.
     There are three main types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges. Effective November 1, 2006, in a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include debt securities, loans, deposit liabilities and subordinated debentures.
     Effective November 1, 2006, in a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income, to the extent it is effective, until the hedged item affects the Consolidated Statement of Income. The Bank utilizes cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate.
     Effective November 1, 2006, in a net investment hedge, the change in fair value of the hedging instrument, to the extent effective, is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from self sustaining foreign operations are recognized in income.
     Commencing November 1, 2006, hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. When either a fair value hedge or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized. If a designated hedge is no longer effective, the associated derivative instrument is subsequently carried at fair value without any offset from the hedged item.
     For all periods presented, changes in the fair value of asset/liability management derivatives that do not qualify for hedge accounting are carried at fair value in the Consolidated Balance Sheet, and subsequent changes in their fair value recorded in the Consolidated Statement of Income as follows: interest-related contracts in net interest income; options used in managing non-trading securities in net gain on securities, other than trading; and other derivative contracts in other income — other. Where the Bank manages its credit exposure using written credit defaults swaps, these derivatives are carried at fair value with changes in the fair value included in other income — other, in the Consolidated Statement of Income. Where derivative instruments are used to manage the volatility of stock-based compensation, these derivatives are carried at fair value with changes in the fair value included in salaries and employee expense, in the Consolidated Statement of Income.
Previous accounting policy
Prior to fiscal 2007, asset/liability management derivatives which met hedge accounting criteria were accounted for on an accrual basis. Income and expenses on derivative instruments designated and qualifying as hedges were recognized in the Consolidated Statement of Income in the same period as the related hedged item. The criteria specifying when a derivative instrument may be accounted for as a hedge has not changed substantially. When a hedging relationship was discontinued, the associated derivative instrument was subsequently carried at fair value and any previously deferred income or expenses were carried forward for recognition in the Consolidated Statement of Income in the same period as the related hedged item.
     Hedge ineffectiveness was generally recognized in the Consolidated Statement of Income over the life of the hedging relationship.
     Inception gains and losses were recognized on all trading and non-trading derivatives that did not qualify for hedge accounting.
     Embedded derivatives were not recognized separately at fair value other than certain derivatives embedded in equity-linked contracts.
Employee future benefits
The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are generally based on an employee’s length of service and the final five years’ average salary. Other future benefits provided include post-retirement health care, dental care and life insurance, along with post-employment benefits and compensated absences.
     The cost of these employee future benefits is actuarially determined each year using the projected benefit method prorated on service. The calculation uses management’s best estimate of a number of assumptions — including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on market conditions as at the calculation date. The expected return on plan assets is generally based on a market-related value of plan assets, where gains or losses on equity investments are recognized over three years; fixed income investments are recognized at market value. The Bank’s main pension plan uses a measurement date of August 31, while the other principal employee future benefit plans use a July 31 date.
     Past service costs, from plan amendments that impact previously earned employee benefits, are amortized on a straight-line basis over the estimated average remaining period to full benefit eligibility for active employees. For the Bank’s principal pension plans, these periods range from 11 to 22 years. For principal other benefit plans, these periods range from 11 to 27 years. If the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and principal other benefit plans, these periods range from 11 to 22 years and from 11 to 27 years, respectively. A pension
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valuation allowance is recognized if the prepaid benefit expense (the cumulative difference between pension income/expense and funding contributions) is more than the Bank’s expected future benefit.
     The cumulative difference between pension income/expense and funding contributions is included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet. The difference between other future benefits expense and payments to qualified plan members is included in other assets and other liabilities in the Consolidated Balance Sheet.
     Effective in fiscal 2006, certain employees outside of Canada participate in a defined contribution pension plan. The costs for such plans are equal to Bank contributions made to employees’ accounts during the year.
Stock-based compensation
     The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer directors that are described more fully in Note 16.
     Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. Options with Tandem SARs are awards that may call for settlement in cash and, therefore, are recorded in other liabilities in the Consolidated Balance Sheet. Changes in this liability which arise from fluctuations in the market price of the Bank’s common shares are recorded in salaries and employee benefits expense in the Consolidated Statement of Income on a graded vesting basis. If an employee chooses to exercise the option, thereby cancelling the Tandem SAR, both the exercise price and the accrued liability are credited to common shares in the Consolidated Balance Sheet.
     The Bank’s other stock-based compensation plans are accounted for in a similar manner as stock options with Tandem SAR features, except that other stock-based compensation expense is recognized evenly over an applicable vesting period.
     Effective in fiscal 2006, for Stock Appreciation Rights (SARs), including Tandem SARs and other stock-based compensation, the Bank recognizes i) the compensation costs attributable to stock-based compensation awards granted to employees who are eligible to retire on the grant date immediately on the grant date; and ii) compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period over the timeframe between the grant date and the date of retirement eligibility.
     Stock options granted after November 1, 2002, to non-officer directors do not have Tandem SAR features. These are expensed using a fair-value-based method (Black-Scholes pricing model) and recorded in other non-interest expenses in the Consolidated Statement of Income with a corresponding credit to contributed surplus in the Consolidated Balance Sheet.
     For stock options granted prior to November 1, 2002, the Bank accounts for these options using the intrinsic method. Under this method, the Bank does not recognize any compensation expense, since the exercise price was set at an amount equal to the closing price on the day prior to the grant of the stock options. When these stock options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.
Previous accounting policy
Prior to the third quarter of fiscal 2006, the Bank recognized the cost of stock-based compensation awards over the vesting period of the award. In the third quarter of fiscal 2006, the Bank early adopted the provisions of new accounting guidance requiring stock-based compensation to eligible-to-retire employees to be accounted for as described above, and recorded an adjustment of $25 million (net of income taxes of $13 million) to opening fiscal 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy. The Bank has not restated net income of any prior period as a result of adopting this accounting change as the Bank has concluded that such an impact is not material to any particular period. The fiscal 2006 income statement effect of adopting this change in policy was an increase in net income of $6 million (net of a provision for income taxes of $3 million).
Guarantees
Commencing November 1, 2006, a liability is recorded for the fair value of the obligation assumed at the inception of certain guarantees. The guarantees affected include standby letters of credit, letters of guarantee, credit enhancements and other similar contracts. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. The Bank has recorded an increase in other assets of $78 million as at November 1, 2006 and a corresponding increase in other liabilities relating to these guarantees. Prior to fiscal 2007, these guarantees were recorded on an accrual basis.
2. Future accounting changes
The following summarizes future accounting changes that will be relevant to the Bank’s consolidated financial statements subsequent to October 31, 2007.
Capital disclosures
The CICA has issued a new accounting standard that establishes requirements for Capital Disclosures. This will be effective for the Bank commencing November 1, 2007 and requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what is considered capital and whether an entity has complied with any capital requirements and consequences of non-compliance with such capital requirements.
Financial Instruments — Disclosure
The CICA has issued two new accounting standards on Financial Instruments that revise and enhance the current disclosure requirements but do not change the existing presentation requirements for financial instruments. These new standards will be effective for the Bank commencing November 1, 2007. The new disclosures will provide additional information on the nature and extent of risks arising from financial instruments to which the Bank is exposed and how it manages those risks.
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CONSOLIDATED FINANCIAL STATEMENTS
3. Securities
(a) An analysis of the carrying value of securities is as follows:

	Remaining term to maturity						2007	2006
					No
	Within	Three to	One to	Over	specific		Carrying	Carrying
As at October 31 ($ millions)	3 months	12 months	5 years	5 years	maturity		value	value

Trading securities(1):
Canadian federal government debt	$220	$2,031	$3,227	$2,139	$—		$7,617	$14,494
Canadian provincial and municipal debt	205	717	1,026	4,249	—		6,197	4,262
U.S. treasury and other U.S. agencies’ debt	—	—	19	315	—		334	2,180
Other foreign governments’ debt	587	530	3,459	401	—		4,977	3,628
Common shares	—	—	—	—	31,616		31,616	29,053
Other	2,269	928	3,773	1,802	172		8,944	8,873

Total	3,281	4,206	11,504	8,906	31,788		59,685	62,490

Available-for-sale securities(1):
Canadian federal government debt(2)	280	220	2,787	1,748	—		5,035	3,526
Canadian provincial and municipal debt	296	14	—	6	—		316	734
U.S. treasury and other U.S. agencies’ debt	73	79	1,691	329	—		2,172	3,089
Other foreign governments’ debt	1,090	356	1,603	2,484	—		5,533	4,474
Bonds of designated emerging markets	4	—	60	570	—		634	530
Other debt	594	1,147	5,904	3,827	—		11,472	17,916
Preferred shares	—	—	—	—	549	(3)	549	611
Common shares	—	—	—	—	2,715		2,715	1,990

Total	2,337	1,816	12,045	8,964	3,264		28,426	32,870

Equity accounted investments(1):	—	—	—	—	724	(4)	724	142

Total securities	$5,618	$6,022	$23,549	$17,870	$35,776		$88,835	$95,502

Total by currency (in Canadian equivalent):
Canadian dollar	$2,554	$3,818	$9,554	$9,199	$31,280		$56,405	$55,796
U.S. dollar	622	831	9,161	6,698	3,751		21,063	30,390
Mexican peso	1,374	560	3,049	300	164		5,447	4,567
Other currencies	1,068	813	1,785	1,673	581		5,920	4,749

Total securities	$5,618	$6,022	$23,549	$17,870	$35,776		$88,835	$95,502

(1)	Effective fiscal 2007, available-for-sale securities are carried at fair value. Prior to 2007, available-for-sale securities were classified as investment securities and were carried at cost or amortized cost. Trading Securities are carried at fair value for all periods presented. [Refer to Note 1].

(2)	Includes securities retained by the Bank in connection with its mortgage securitizations. The outstanding balance of these mortgage-backed securities is $4,375 (2006 —$2,116) [refer to Note 4 (b)].

(3)	Although these securities have no stated term, most provide the Bank with various means to retract or dispose of these shares on earlier dates. (4) Equity accounted investments have no stated term, and as a result, have been classified in the “No specific maturity” column.
(b) An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	2007(1)				2006(2)
		Gross	Gross			Gross	Gross
		unrealized	unrealized	Fair		unrealized	unrealized	Fair
As at October 31 ($ millions)	Cost(3)	gains	losses	value	Cost(3)	gains	losses	value

Canadian federal government debt	$5,062	$10	$37	$5,035	$3,526	$4	$66	$3,464
Canadian provincial and municipal debt	316	—	—	316	734	—	—	734
U.S. treasury and other U.S. agencies’ debt	2,166	8	2	2,172	3,089	5	36	3,058
Other foreign governments’ debt	5,281	322	70	5,533	4,474	376	34	4,816
Bonds of designated emerging markets	357	277	—	634	530	316	—	846
Other debt	11,464	67	59	11,472	17,916	39	34	17,921
Preferred shares	535	24	10	549	611	18	7	622
Common shares	2,273	475	33	2,715	1,990	528	18	2,500

Total available-for-sale securities	$27,454	$1,183	$211	$28,426	$32,870	$1,286	$195	$33,961

(1)	Commencing November 1, 2006, these securities relate to available-for-sale securities. Refer to Note 1 for further details.

(2)	Prior to November 1, 2006, these securities relate to investment securities. Refer to Note 1 for further details.

(3)	Cost for debt securities is amortized cost.
The net unrealized gain on available-for-sale securities of $972 million (2006 — $1,091 million) increases to a net unrealized gain of $977 million (2006 — decreases to $1,001 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.
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CONSOLIDATED FINANCIAL STATEMENTS
(c) An analysis of net gain on securities, other than trading(1) is as follows:

For the year ended October 31 ($ millions)	2007	2006	2005

Realized gains	$708	$476	$599
Realized losses and impairment writedowns	220	105	185

Net gain on securities, other than trading	$488	$371	$414

(1)	Commencing November 1, 2006, these securities relate to available-for-sale securities and equity accounted investments. Prior to November 1, 2006, this related to securities classified as investment securities and equity accounted investments. Refer to Note 1 for further details.
Net gains realized on available-for-sale equity securities which did not have a quoted market price were $293 million for the year ended October 31, 2007.
(d) The following table presents securities with continuous unrealized losses for periods less than and greater than 12 months:

	Available-for-sale securities with continuous unrealized losses as at October 31, 2007
	Less Than 12 Months			12 Months or Greater			Total
		Fair	Unrealized		Fair	Unrealized		Fair	Unrealized
($ millions)	Cost	Value	Losses	Cost	Value	Losses	Cost	Value	Losses

Canadian federal government debt	$2,388	$2,369	$19	$1,440	$1,422	$18	$3,828	$3,791	$37
Canadian provincial and municipal debt	248	248	—	14	14	—	262	262	—
U.S. treasury and other U.S. agencies’ debt	70	70	—	653	651	2	723	721	2
Other foreign governments’ debt	1,756	1,728	28	738	696	42	2,494	2,424	70
Bonds of designated emerging markets	—	—	—	2	2	—	2	2	—
Other debt	1,738	1,702	36	772	749	23	2,510	2,451	59
Preferred shares	291	281	10	8	8	—	299	289	10
Common shares	295	267	28	16	11	5	311	278	33

Total	$6,786	$6,665	$121	$3,643	$3,553	$90	$10,429	$10,218	$211

As at October 31, 2007, the cost of 582 available-for-sale securities exceeded their fair value by $211 million. This unrealized loss is recorded in Accumulated Other Comprehensive Income as part of unrealized gains on available-for-sale securities. Of the 582 securities, 139 have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $90 million. The unrealized losses on the debt instruments arose primarily from an increase in interest rates. For equity investments, unrealized losses are primarily the result of the timing of the market prices or investment-specific business environment factors. Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature.
     The Bank conducts a quarterly review to identify and evaluate investments that show indications of impairment. An investment is considered impaired if its fair value falls below its cost, and a writedown is recorded when the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer, and the ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
4. Loans
(a) Loans outstanding
The Bank’s loans, net of unearned income and the allowance for credit losses in respect of loans, are as follows(1):

As at October 31 ($ millions)	2007	2006

Canada:
Residential mortgages	$94,085	$81,908
Personal and credit cards	35,436	32,653
Business and government	29,100	26,044

	158,621	140,605

United States:
Business, government and other	17,407	14,756

Mexico:
Residential mortgages	2,579	2,212
Personal and credit cards	1,836	1,912
Business and government	4,566	5,955

	8,981	10,079

Other International:
Residential mortgages	5,490	5,470
Personal and credit cards	4,462	4,493
Business and government	34,427	29,978

	44,379	39,941

	229,388	205,381
Less: allowance for credit losses	2,241	2,607

Total(2)	$227,147	$202,774

(1)	Geographic segmentation of assets is based upon the location of the ultimate risk of the underlying assets.

(2)	Loans denominated in U.S. dollars amount to $42,032 (2006 — $41,910), loans denominated in Mexican pesos amount to $7,007 (2006 — $7,727) and loans denominated in other foreign currencies amount to $22,591 (2006 — $15,996).
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CONSOLIDATED FINANCIAL STATEMENTS
(b) Sales of loans through securitizations
     The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The gain on sale of the mortgages resulting from these securitizations, net of issuance costs, is recognized in other income — other in the Consolidated Statement of Income. The key weighted-average assumptions used to measure fair value at the dates of securitization were a prepayment rate of 20% (2006 — 16.0%; 2005 — 15.2%), an excess spread of 0.8% (2006 —0.9%; 2005 — 1.2%), and a discount rate of 4.5% (2006 — 4.3%; 2005 — 3.8%). No credit losses are expected as the mortgages are insured. The following table summarizes the Bank’s sales.

For the year ended October 31 ($ millions)	2007	2006	2005

Net cash proceeds(1)	$3,756	$2,514	$2,153
Retained interest	98	67	66
Retained servicing liability	(27)	(18)	(14)

	3,827	2,563	2,205
Residential mortgages securitized	3,827	2,551	2,161

Gain on sale	$—	$12	$44

(1)	Excludes insured mortgages which were securitized and retained by the Bank during the year of $2,983 (2006 — $1,206; 2005 — $1,452). These assets are classified as available-for-sale securities (investment securities in 2006 and prior years) and have an outstanding balance of $4,375 (2006 — $2,116; 2005 — $1,214) [refer to Note 3].
The key assumptions used in measuring the fair value of the retained interests for mortgages securitized and the sensitivity of the current fair value of retained interests to a 10% and 20% adverse change to these assumptions are as follows:

As at October 31 ($ millions)	2007	2006

Fair value of the retained interest ($)	229	240
Weighted average life (in years)	4	3

Prepayment rate (%)	16.3	14.4
Impact on fair value of a 10% adverse change ($)	(5)	(11)
Impact on fair value of a 20% adverse change ($)	(9)	(18)

Residual cash flow annual discount rate (%)	4.5-5.7	3.9-4.3
Impact on fair value of a 10% adverse change ($)	(2)	(7)
Impact on fair value of a 20% adverse change ($)	(4)	(9)

Excess spread (%)	0.9	1.0
Impact on fair value of a 10% adverse change ($)	(22)	(26)
Impact on fair value of a 20% adverse change ($)	(43)	(50)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interests is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented.
Information on total securitized loan assets(1) is summarized as follows:

	2007(2)(3)			2006(2)			2005
	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit
	securitized	other past due	losses for	securitized	other past due	losses for	securitized	other past due	losses for
	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended
($ millions)	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31
Residential mortgages	$11,631	$15	$—	$11,913	$7	$—	$7,801	$—	$—
Personal loans	414	14	57	170	1	1	809	4	2

Total	$12,045	$29	$57	$12,083	$8	$1	$8,610	$4	$2

(1)	Excludes insured mortgages which were securitized and retained by the Bank [refer to Note 3].

(2)	The 2006 and 2007 mortgage amounts include balances of mortgages securitized by Maple Trust Company and the Canadian branch of Maple Financial Group Inc., prior to the Bank acquiring the Canadian mortgage operations of Maple Financial Group Inc., including Maple Trust Company, in 2006.

(3)	The 2007 personal and credit card amounts include balances of receivables securitized by Travelers Leasing Corporation prior to the Bank acquiring the operations of Travelers Leasing Corporation in 2007.
2007 SCOTIABANK ANNUAL REPORT   109

CONSOLIDATED FINANCIAL STATEMENTS
5. Impaired loans and allowance for credit losses
(a) Impaired loans

				2007	2006
			Specific
As at October 31 ($ millions)	Gross(1)		allowance(2)	Net	Net

By loan type:
Residential mortgages	$332		$129	$203	$178
Personal and credit cards	485		434	51	13
Business and government	727		380	347	379

Total	$1,544	(3)(4)	$943	$601	$570

By geography:
Canada				$231	$247
United States				4	45
Other International				366	278

Total				$601	$570

(1)	Gross impaired loans denominated in U.S. dollars amounted to $433 (2006 — $607) and those denominated in other foreign currencies amounted to $505 (2006 — $608).

(2)	The specific allowance for impaired loans evaluated on an individual basis totalled $383 (2006 — $710).

(3)	Individual impaired loans without an allowance for credit losses totalled $179 (2006 — $139).

(4)	Average balance of gross impaired loans totalled $1,757 (2006 — $1,850).
(b) Allowance for credit losses

As at October 31 ($ millions)	2007	2006	2005

Balance at beginning of year	$2,618	$2,475	$2,704
Write-offs(1)	(698)	(543)	(650)
Recoveries	186	181	205
Provision for (reversal of) credit losses	270	216	230
Other, including foreign currency adjustment(2)	(124)	289	(14)

Balance at end of year(3)(4)	$2,252	$2,618	$2,475

(1)	Write-offs of loans restructured during the year were nil (2006 — nil; 2005 — $18).

(2)	Includes $38 in specific allowances and $16 in general allowances related to acquisitions in 2007, $323 in specific allowances and $37 in general allowances from acquisitions in 2006, and $59 in specific allowances from acquisitions in 2005.

(3)	As at October 31, 2007, $11 (2006 — $11; 2005 — $6) has been recorded in other liabilities.

(4)	Comprised of $954 (2006 — $1,311; 2005 — $1,145) in specific allowances and $1,298 (2006 — $1,307; 2005 — $1,330) in general allowances.
6. Variable interest entities
The following table provides information about variable interest entities (VIEs) that the Bank consolidated and other VIEs in which the Bank has a significant variable interest but is not the primary beneficiary. A significant variable interest is considered to exist where the Bank absorbs or receives between 10% and 50% of the VIE’s expected losses, expected residual returns, or both.
Consolidated VIEs(a):

	2007	2006
As at October 31 ($ millions)	Total assets	Total assets
Multi-seller conduits that the Bank administers(b)	$—	$7,546
Funding vehicles(c)	4,829	4,761
Other (d)	1,285	973

Other VIEs in which the Bank has a significant variable interest:

	2007		2006
		Maximum		Maximum
	Total	exposure	Total	exposure
As at October 31 ($ millions)	assets	to loss(e)	assets	to loss(e)

Multi-seller conduits that the Bank administers (b)	$14,525	$14,525	$6,338	$6,338
Structured finance entities (f)	3,223	1,949	3,591	2,048
Collateralized debt obligation entities (g)	854	292	1,313	371
Other	839	156	1,003	180

(a)	The assets supporting the obligations of these consolidated VIEs as at October 31, 2007 are as follows: cash and non-interest-bearing deposits with banks of $727 million (2006 — $240 million); Canadian residential mortgage loans of $4,757 million (2006 —$4,710 million); trading securities of $542 million (2006 —$8,240 million); and other assets of $88 million (2006 — $90 million). In general, the investors in the obligations of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to the Bank except where the Bank has provided a guarantee to the investors or is the counterparty to a derivative transaction involving the VIE.

(b)	The Bank administers multi-seller commercial paper conduit programs, which involve the purchase of assets by conduit vehicles from outside parties funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and absorb first losses for their portion of the programs. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. As well, in some instances the Bank is counterparty to derivative contracts with these conduit programs and provides them with a large portion of their backstop
110   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

liquidity and partial credit enhancement facilities [see Note 22(a)]. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $5.6 billion (2006 — $5.6 billion) based on future asset purchases by these conduits.
     On April 30, 2007, one of the multi-seller conduits administered by the Bank issued a subordinated note to an unrelated party that absorbs the majority of the expected losses. It was determined that the Bank was no longer the primary beneficiary and as a result, the VIE was no longer recorded in the Bank’s Consolidated Balance Sheet as at April 30, 2007. On the date of deconsolidation, this resulted in a decrease to both available-for-sale securities and other liabilities of $7 billion, and a net increase in guarantees and other indirect commitments of $8 billion.
(c)	The Bank uses special purpose entities to facilitate cost-efficient financing of its own operations. Activities of these entities are generally limited to holding a pool of assets or receivables generated by the Bank used to finance distributions to their investors.

(d)	This includes a Bank-sponsored commercial paper conduit that was consolidated at the end of October 2007 as the Bank was deemed to be the primary beneficiary due to its interest in a substantial portion of the conduit’s commercial paper. This conduit was subsequently wound up.

(e)	The Bank’s maximum exposure to loss as at October 31 represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the VIE, the credit risk amount for certain derivative contracts with the entities, and the amount invested where the Bank holds an ownership interest in the VIE. The maximum exposure to loss related to the multi-seller conduits excludes additional committed liquidity facilities of $5.6 billion (2006 — $5.6 billion). The Bank has recorded $2,497 million (2006 — $2,521 million) of this exposure, primarily its ownership interest in the VIEs, on its Consolidated Balance Sheet as at October 31, 2007.

(f)	This includes special purpose entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures.

(g)	The Bank holds an interest in VIEs structured to match specific investor requirements. Loans or credit derivatives are held by the VIEs to create security offerings for investors that match their investment needs and preferences.
7. Land, buildings and equipment

			2007	2006
		Accumulated	Net	Net
		depreciation &	book	book
As at October 31 ($ millions)	Cost	amortization	value	value

Land	$334	$—	$334	$349
Buildings	1,614	595	1,019	1,110
Equipment and computer software	2,889	2,251	638	566
Leasehold improvements	848	568	280	231

Total	$5,685	$3,414	$2,271	$2,256

Depreciation and amortization in respect of the above buildings, equipment and computer software, and leasehold improvements for the year amounted to $221 million (2006 — $192 million; 2005 — $173 million).
8. Goodwill and other intangible assets
Goodwill
The changes in the carrying amount of goodwill by main operating segment are as follows:

	Domestic	International	Scotia
As at October 31 ($ millions)	Banking	Banking	Capital	2007	2006	2005

Balance at beginning of year	$260	$512	$101	$873	$498	$261
Acquisitions	91	252	7	350	390	227
Effects of foreign exchange and other	—	(72)	(17)	(89)	(15)	10

Balance at end of year	$351	$692	$91	$1,134	$873	$498

Intangible assets

	Gross
	carrying	Accumulated	2007	2006	2005
As at October 31 ($ millions)	amount	amortization	Net	Net	Net

Intangible assets	$539	$266	$273	$294	$235

Intangible assets are comprised primarily of core deposit intangibles. The aggregate amortization expense for the year ended October 31, 2007, was $46 million (2006 — $38 million; 2005 — $29 million).
9. Other assets

As at October 31 ($ millions)	2007	2006

Accrued interest	$1,800	$1,641
Accounts receivable	858	1,098
Future income tax assets (Note 17)	1,340	1,626
Other	2,617	2,208

Total	$6,615	$6,573

2007 SCOTIABANK ANNUAL REPORT   111

CONSOLIDATED FINANCIAL STATEMENTS
10. Deposits

	Payable		Payable	Payable on
	on demand		after notice	a fixed date	2007	2006
As at October 31 ($ millions)	Interest-bearing	Non-interest-bearing

Personal	$1,882	$2,426	$32,435	$64,080	$100,823	$93,450
Business and government (1)	16,315	9,860	12,742	122,312	161,229	141,072
Banks	225	378	691	25,112	26,406	29,392

Total	$18,422	$12,664	$45,868	$211,504	$288,458	$263,914

Recorded in:
Canada					198,158	175,199
United States					27,513	22,159
Mexico					8,288	9,932
Other International					54,499	56,624

Total(2)					$288,458	$263,914

(1)	Includes deposit notes issued by the Bank to Scotiabank Capital Trust of $2,250 (2006 — $2,250) and Scotiabank Subordinated Notes Trust of $1,000 (2006 — nil) [refer to Note 13].

(2)	Deposits denominated in U.S. dollars amount to $74,887 (2006 — $74,660), deposits denominated in Mexican pesos amount to $7,736 (2006 — $9,259) and deposits denominated in other foreign currencies amount to $37,272 (2006 — $30,707).
11. Other liabilities

As at October 31 ($ millions)	2007	2006

Accrued interest	$2,386	$2,148
Accounts payable and accrued expenses	4,283	4,108
Deferred income	416	353
Other liabilities of subsidiaries and VIEs(1)	2,201	9,498
Gold and silver certificates	5,986	3,434
Future income tax liabilities (Note 17)	226	148
Other	5,640	5,110

Total	$21,138	$24,799

(1)	Excludes deposits and capital instrument liabilities.
12. Subordinated debentures
These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks. The outstanding debentures as at October 31 were:

As at October 31 ($ millions)

Maturity date	Interest rate (%)	Terms (1) (currency in millions)	2007	2006

September 2008	6.25	US $250	$243	$281
July 2012	6.25	Redeemed on July 16, 2007	—	500
July 2013	5.65	Redeemable at any time. After July 22, 2008,
		interest will be payable at an annual rate equal to the
		90-day bankers' acceptance rate plus 1%	428	425
September 2013	8.30	Redeemable at any time	252	250
May 2014	5.75	Redeemable at any time. After May 12, 2009, interest
		will be payable at an annual rate equal to the 90-day
		bankers' acceptance rate plus 1%	335	325
June 2025	8.90	Redeemable at any time	250	250
August 2085	Floating	US $214 bearing interest at a floating rate of the
		offered rate for six-month Eurodollar deposits plus
		0.125%. Redeemable on any interest payment date	202	240

			$1,710	$2,271

The aggregate maturities of the debentures are as follows ($ millions):

Less than 3 years	$243
From 3 to 5 years	—
From 5 to 10 years	1,015
Over 10 years	452

$1,710

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.
112   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
13. Capital instrument liabilities, trust securities and trust subordinated notes
Capital instrument liabilities are financial instruments, which can be settled at the Bank’s option by issuing a variable number of the Bank’s own equity instruments. These instruments remain eligible as Tier 1 Capital for regulatory purposes.
     Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust are VIEs and are not consolidated on the Bank’s balance sheet as the Bank is not the primary beneficiary. Therefore, the Scotiabank Trust Securities and Scotiabank Trust Subordinated Notes issued by the Trusts are not reported on the Consolidated Balance Sheet. The deposit notes issued by the Bank to Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust are reported in Deposits [refer to Note 10]. These trust securities and trust subordinated notes remain eligible for inclusion in the Bank’s regulatory capital as Tier 1 and Tier 2 capital, respectively.

As at October 31 ($ millions)	2007	2006

Capital instrument liabilities
Preferred shares issued by Scotia Mortgage Investment Corporation(a)	$—	$250
Scotiabank Trust Securities — Series 2000-1 issued by BNS Capital Trust(b)(f)(g)	500	500

	$500	$750

Scotiabank Trust Securities not consolidated by the Bank
Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust(c)(f)(g)	$750	$750
Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust(d)(f)(g)	750	750
Scotiabank Trust Securities — Series 2006-1 issued by Scotiabank Capital Trust(e)(f)(g)	750	750

Scotiabank Trust Subordinated Notes not consolidated by the Bank
Scotiabank Trust Subordinated Notes — Series A issued by Scotiabank Subordinated Notes Trust(h)	$1,000	$—

(a)	Scotia Mortgage Investment Corporation, a wholly-owned subsidiary of the Bank, issued Class A Preferred Shares (Scotia BOOMS) which were entitled to non-cumulative preferential cash dividends, if and when declared, payable semi-annually in an amount per share of $32.85. On October 31, 2007, Scotia Mortgage Investment Corporation redeemed all of the 250,000 Class A Preferred Shares. The redemption price per share was equal to $1,000 plus declared and unpaid dividends thereon to the October 31, 2007 redemption date.

(b)	On April 4, 2000, BNS Capital Trust, a wholly-owned closed-end trust, issued 500,000 Scotiabank Trust Securities — 2000-1 (“Scotia BaTS”). Each Scotia BaTS is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS of $36.55. With regulatory approval, these securities may be redeemed in whole by the payment of cash at the option of BNS Capital Trust. On or after June 30, 2011, the Scotia BaTS may be exchanged, at the option of the holder and subject to certain prior rights of the Bank, into Non-cumulative Preferred Shares Series Y of the Bank. The Non-cumulative Preferred Shares Series Y would pay a dividend rate equivalent to the cash distribution rate of the Scotia BaTS [refer to Note 14 — Restrictions on dividend payments]. Under the circumstances outlined in (f) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series Y of the Bank. In certain circumstances on or after June 30, 2011, the Non-cumulative Preferred Shares Series Y are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank.

(c)	On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued 750,000 Scotiabank Trust Securities —Series 2002-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $33.13 per security. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2007, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2007, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series W of the Bank. The Series W shares will be entitled to cash dividends payable semi-annually in an amount of $0.53125 per $25.00 share. Under the circumstances outlined in (f) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series X of the Bank. The Series X shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.70 per $25.00 share [refer to Note 14 —Restrictions on dividend payments]. In certain circumstances, on or after December 31, 2012, the Non-cumulative Preferred Shares Series W and the Non-cumulative Preferred Shares Series X are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series X of the Bank, then the Bank would become the sole beneficiary of the Trust.

(d)	On February 13, 2003, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities — Series 2003-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $31.41 per security. With regulatory approval, the Scotia BaTS may be redeemed in whole by the payment of cash prior to June 30, 2008, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2008, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series U of the Bank. The Series U shares will be entitled to cash dividends payable semi-annually in an amount of $0.50 per $25.00 share. Under the circumstances outlined in (f) below, the Scotia BaTS would be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares Series V of the Bank. The Series V shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.61250 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. In certain circumstances on or after
2007 SCOTIABANK ANNUAL REPORT   113

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013, the Non-cumulative Preferred Shares Series U and the Non-cumulative Preferred Shares Series V are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series V of the Bank, then the Bank would become the sole beneficiary of the Trust.

(e)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities — Series 2006-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. The first such payment was made on December 31, 2006, in an amount of $14.551. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to December 30, 2011, upon the occurrence of certain tax or regulatory capital changes, or on or after December 30, 2011, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. Under the circumstances outlined in (f) below, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.

(f)	The Scotia BaTS may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets;
(iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.

(g)	No cash distributions will be payable on the Scotia BaTS in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Note 14 — Restrictions on dividend payments].

(h)	On October 31, 2007, the Bank issued 1,000,000 Scotiabank Trust Subordinated Notes (“Scotia TSNs — Series A”), through a new special purpose entity, Scotiabank Subordinated Notes Trust, a closed-end trust established under the laws of the Province of Ontario. The proceeds were used to purchase a deposit note from the Bank which is reported as a Business and government deposit in the Consolidated Balance Sheet.
     Holders of the Scotia TSNs — Series A are entitled to receive interest at the rate of 5.25% per annum payable semi-annually until October 31, 2012. The first such payment will be made on May 1, 2008, in an amount of $26.393 per $1,000 principal amount. Commencing November 1, 2012 until November 1, 2017, interest will be payable on the Scotia TSNs — Series A at the 90-day Banker’s Acceptance Rate plus 1% per annum payable quarterly with the first such payment on February 1, 2013. These securities may be redeemed in whole by the payment of cash with regulatory approval.
     The Bank has guaranteed the payments of principal, interest, redemption price, if any, and any other amounts on the Scotia TSNs — Series A when they become due and payable. This guarantee will be a direct, unsecured obligation, and will be subordinate to the Bank’s deposit liabilities and all other liabilities, except for other guarantees, obligations or liabilities that are either designated as ranking equally with or subordinated to the subordinated indebtedness. In addition, the Scotia TSNs — Series A will be automatically exchanged, without the consent of the holders, into an equal principal amount of 5.25% Bank Subordinated Notes upon occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction; or (v) the Bank determines that as a result of the enactment or anticipated enactment of federal Canadian income tax legislation, the interest payable on the TSNs will not be deductible by Scotiabank Subordinated Notes Trust for tax purposes.
114   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
14. Capital stock
Authorized:
     An unlimited number of preferred and common shares without nominal or par value.
Issued and fully paid:

	2007		2006		2005
As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Preferred shares:
Series 12(a)	12,000,000	$300	12,000,000	$300	12,000,000	$300
Series 13(b)	12,000,000	300	12,000,000	300	12,000,000	300
Series 14(c)	13,800,000	345	—	—	—	—
Series 15(d)	13,800,000	345	—	—	—	—
Series 16(e)	13,800,000	345	—	—	—	—

Total preferred shares	65,400,000	$1,635	24,000,000	$600	24,000,000	$600

Common shares:
Outstanding at beginning of year	989,512,188	$3,425	990,182,126	$3,316	1,008,505,580	$3,228
Issued under Shareholder Dividend and Share Purchase Plan(f)	115,228	6	142,269	7	154,168	6
Issued under Stock Option Plans (Note 16)	5,485,060	142	6,801,687	127	6,423,684	117
Issued for acquisition of a subsidiary	691,679	36	33,906	1	1,195,294	49
Purchased for cancellation(g)	(12,037,000)	(43)	(7,647,800)	(26)	(26,096,600)	(84)

Outstanding at end of year	983,767,155	$3,566	989,512,188	$3,425	990,182,126	$3,316

Total capital stock		$5,201		$4,025		$3,916

(a)	Series 12 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. With regulatory approval, the shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption.

(b)	Series 13 Non-cumulative Preferred Shares, issued on March 15, 2005, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.30. The initial dividend, paid July 27, 2005, was $0.4405 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 28, 2010, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 28, 2014, following which no redemption premium is payable.

(c)	Series 14 Non-cumulative Preferred Shares, issued on January 24, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.28125. The initial dividend, paid April 26, 2007, was $0.28356 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 26, 2012, at $26.00 per share together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 27, 2016, following which no redemption premium is payable.

(d)	Series 15 Non-cumulative Preferred Shares, issued on April 5 and April 17, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.28125. The initial dividend, paid July 27, 2007, was $0.34829 per share. With regulatory approval, the shares may be redeemed by the Bank on or after July 27, 2012, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption and thereafter at annually declining premiums until July 27, 2016, following which no redemption premium is payable.

(e)	Series 16 Non-cumulative Preferred Shares, issued on October 12, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. The initial dividend will be paid on January 29, 2008, at $0.39195 per share. With regulatory approval, the shares may be redeemed by the Bank on or after January 29, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption and thereafter at annually declining premiums until January 27, 2017, following which no redemption premium is payable.

(f)	As at October 31, 2007, 21,876,992 common shares have been reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan.

(g)	In January 2007, the Bank initiated a new normal course issuer bid to purchase up to 20 million of the Bank’s common shares. This represents approximately 2 per cent of the Bank’s outstanding common shares. The bid will terminate on the earlier of January 11, 2008, or the date the Bank completes its purchases. During the year ended October 31, 2007, 12 million shares (2006 — 7.6 million; 2005 — 26.1 million shares) were purchased at an average price of $52.21 (2006 — $45.71; 2005 — $40.51).
Restrictions on dividend payments
Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so. Further, dividends cannot be declared if the total of all dividends declared in that year would exceed the aggregate of the Bank’s net income to that date and its net income for the preceding two financial years, unless the Superintendent’s approval is obtained.
     In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 13 Capital instrument liabilities] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.
     Currently, these limitations do not restrict the payment of dividends on preferred or common shares.
     For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.
2007 SCOTIABANK ANNUAL REPORT   115

CONSOLIDATED FINANCIAL STATEMENTS
15. Accumulated other comprehensive income (loss)
The components of accumulated other comprehensive income (loss) as at October 31, 2007 and 2006, and other comprehensive income (loss) for the years then ended are as follows:
Accumulated other comprehensive income (loss)

	As at and for the year ended
	Opening	Transition	Net	Ending		Opening	Net	Ending
	balance	amount (Note1)	change	balance		balance	change	balance
	October 31	November 1		October 31		October 31		October 31
($ millions)	2006	2006		2007		2005		2006

Unrealized foreign currency translation losses, net of hedging activities	$(2,321)	$—	$(2,228)	$(4,549)	(1)	$(1,961)	$(360)	$(2,321	)(1)
Unrealized gains on available-for-sale securities, net of hedging activities	—	706	(67)	639	(2)	—	—	—
Gains (losses) on derivative instruments designated as cash flow hedges	—	(23)	76	53	(3)	—	—	—

Accumulated other comprehensive income (loss)	$(2,321)	$683	$(2,219)	$(3,857)		$(1,961)	$(360)	$(2,321)

(1)	Net of income tax expense of $427 (2006 — nil). As at October 31, 2007, non-derivative instruments designated as net investment hedges amounted to $6,458 (2006 — $6,838).

(2)	Net of income tax expense of $338.

(3)	Net of income tax expense of $25. The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net gain of approximately $34 million after tax. As at October 31, 2007, the maximum length of cash flow hedges outstanding was less than 7 years.
Other comprehensive income (loss)
The following table summarizes the changes in the components of other comprehensive income (loss).

For the year ended October 31 ($ millions)	2007	2006	2005

Net change in unrealized foreign currency translation losses
Net unrealized foreign currency translation losses(1)	$(2,916)	$(564)	$(416)
Net gains on hedges of net investments in self-sustaining foreign operations(2)	688	204	238

	(2,228)	(360)	(178)

Net change in unrealized gains on available-for-sale securities
Net unrealized gains on available-for-sale securities(3)	46	—	—
Reclassification of net gains to net income(4)	(113)	—	—

	(67)	—	—

Net change in gains (losses) on derivative instruments designated as cash flow hedges
Net losses on derivative instruments designated as cash flow hedges(5)	(770)	—	—
Reclassification of net losses to net income(6)	846	—	—

	76	—	—

Other comprehensive income (loss)	$(2,219)	$(360)	$(178)

(1)	Net of income tax expense of nil.

(2)	Net of income tax expense of $427 (2006 — nil; 2005 — nil).

(3)	Net of income tax expense of $20.

(4)	Net of income tax benefit of $64.

(5)	Net of income tax benefit of $387.

(6)	Net of income tax expense of $425.
116   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
16. Stock-based compensation
(a) Stock option plans
Under the terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, for grants made beginning December 2005, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date. Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. In addition, in fiscal 2003, Tandem SARs were retroactively attached to the fiscal 2002 employee stock options. All other terms and conditions relating to these 2002 stock options remained unchanged. These 2002 stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank’s stock-based compensation expense on the date of retroactive attachment of the Tandem SARs.
     Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. Outstanding options expire on dates ranging from March 2, 2008 to June 1, 2017. As approved by the shareholders, a total of 114 million common shares have been reserved for issuance under this plan of which 66.3 million common shares have been issued as a result of the exercise of options and 27.7 million common shares are committed under outstanding options, leaving 20 million common shares available for issuance as options.
     In 2001, a Directors’ Stock Option Plan was approved by the shareholders. A total of 800,000 common shares have been reserved for issuance to non-officer directors under this plan. As of November 1, 2002, director stock options are expensed using a fair-value-based method. Currently, 164,000 (2006 — 174,000; 2005 — 224,000) options are outstanding at a weighted average exercise price of $23.09 (2006 — $23.17; 2005 — $23.19). In fiscal 2007, 10,000 of these options (2006 — 50,000; 2005 — 33,150) were exercised at a weighted average exercise price of $24.51 (2006 — $23.25; 2005 —$22.71). These options expire between March 9, 2011 and December 6, 2012. Commencing in fiscal 2004, the Bank no longer grants stock options to these directors.
Details of the Bank’s Employee Stock Option Plan are as follows:

	2007		2006		2005
	Number	Weighted	Number	Weighted	Number	Weighted
	of stock	average	of stock	average	of stock	average
	options	exercise	options	exercise	options	exercise
As at October 31	(000’s)	price	(000’s)	price	(000’s)	price

Outstanding at beginning of year	31,839	$23.87	37,358	$21.35	42,525	$19.93
Granted	2,094	52.01	2,052	46.04	1,977	39.00
Exercised	(5,475)	19.29	(6,751)	16.32	(6,391)	17.00
Forfeited/cancelled	(207)	28.54	(342)	27.33	(149)	23.57
Exercise of Tandem SARs	(530)	26.80	(478)	25.90	(604)	25.04

Outstanding at end of year(1)	27,721	$26.81	31,839	$23.87	37,358	$21.35

Exercisable at end of year	22,629	$22.62	26,170	$20.98	29,305	$19.06

Available for grant	20,008		21,365		22,598

As at October 31, 2007	Options Outstanding			Options Exercisable
	Number	Weighted	Weighted	Number	Weighted
	of stock	average remaining	average	of stock	average
Range of exercise prices	options (000’s)	contractual life (years)	exercise price	options (000’s)	exercise price

$14.18 to $15.83	5,524	1.87	$14.96	5,524	$14.96
$17.55 to $21.03	6,173	2.84	$20.57	6,173	$20.57
$24.40 to $27.44	7,996	4.44	$24.59	7,996	$24.59
$31.45 to $54.00	8,028	7.25	$41.97	2,936	$35.99

	27,721	4.39	$26.81	22,629	$22.62

(1)	Included are 16,024,561 (2006 — 15,892,372; 2005 — 15,274,605) options with Tandem SAR features.
2007 SCOTIABANK ANNUAL REPORT   117

CONSOLIDATED FINANCIAL STATEMENTS
(b) Employee share ownership plans
Qualifying employees can contribute up to the lesser of a specified percentage of salary and a maximum dollar amount towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions which is expensed in salaries and employee benefits. During 2007, the Bank’s contributions totalled $27 million (2006 — $26 million; 2005 — $26 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.
(c) Other stock-based compensation plans
All other stock-based compensation plans use notional units that are valued based on the Bank’s common share price on the TSX. These units, with the exception of Stock Appreciation Rights (SARs), accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s stock-based compensation expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability. In 2007, an aggregate expense of $133 million (2006 — $164 million; 2005 — $140 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for changes in the amount of the Bank’s liability for these units. This expense was net of gains arising from securities and derivatives used to manage the volatility of stock-based compensation of $99 million (2006 — $165 million; 2005 —$94 million). Details of these plans are as follows:
Stock Appreciation Rights (SARs), including Tandem SARs
The SARs include Tandem SARs, as described above, as well as stand-alone SARs which are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. SARs have vesting and exercise terms and conditions similar to the employee stock options. The cost of SARs is recognized on a graded vesting basis except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date. During fiscal 2007, 2,336,394 SARs were granted (2006 — 2,284,396; 2005 —2,212,980) and as at October 31, 2007, 21,810,096 SARs were outstanding (2006 — 22,771,720; 2005 — 23,148,386), of which 20,558,130 SARs were vested (2006 — 21,624,273; 2005 —13,611,252).
Deferred Stock Unit Plan (DSU)
Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Management Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an executive ceases to be a Bank employee and must be redeemed by December 31 of the year following that event. As at October 31, 2007, there were 1,571,110 units outstanding (2006 — 1,465,391; 2005 — 1,581,240).
Directors’ Deferred Stock Unit Plan (DDSU)
Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the year following that event. As at October 31, 2007, there were 216,335 units outstanding (2006 — 181,823; 2005 — 145,593).
Restricted Share Unit Plan (RSU)
Under the RSU Plan, selected employees receive an award of restricted share units which vest at the end of three years, at which time the units are paid, in cash, to the employee. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2007, there were 1,770,405 units (2006 — 3,597,093; 2005 —5,179,850) awarded and outstanding of which 1,374,451 were vested.
Performance Share Unit Plan (PSU)
In 2004, the Bank introduced the PSU Plan for eligible executives. PSU awards vest at the end of three years and a portion of the PSU awards are subject to performance criteria measured over a three-year period. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on performance compared to the performance measures. Upon vesting, the units are paid, in cash, to the employee. As at October 31, 2007, there were 3,477,266 units (2006 — 2,422,239; 2005 — 1,279,483) awarded and outstanding [including 1,155,145 (2006 — 800,604; 2005 — 423,177) subject to performance criteria] of which 2,704,164 were vested.
Scotia Capital Deferred Payment Plan
Under the Scotia Capital Deferred Payment Plan, a portion of the bonus received by certain employees (which is accrued and expensed in the year to which it relates) is allocated to employees in the form of units. These units are subsequently paid, in cash, to the qualifying employees over each of the following three years.
     Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other stock-based compensation plans in salaries and employee benefits expense in the Consolidated Statement of Income.
118   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
17. Corporate income taxes
Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:
(a) Components of income tax provision

For the year ended October 31 ($ millions)	2007	2006	2005

Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$283	$269	$377
Provincial	236	178	213
Foreign	650	603	488

	1,169	1,050	1,078

Future income taxes:
Domestic:
Federal	(134)	(135)	(196)
Provincial	(55)	(11)	(44)
Foreign	83	(32)	9

	(106)	(178)	(231)

Total provision for income taxes in the Consolidated Statement of Income	$1,063	$872	$847

Provision for income taxes in the Consolidated Statement of Changes in Shareholders’ Equity:
Reported in Other Comprehensive Income	421	—	—
Cumulative effect of adopting new accounting policy	338	(13)	—
Share issuance costs	(9)	—	(3)

Total provision for income taxes in the Consolidated Statement of Changes in Shareholders’ Equity	750	(13)	(3)

Total provision for income taxes	$1,813	$859	$844

(b) Reconciliation to statutory rate
Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2007		2006		2005
		Percent of		Percent of		Percent of
		pre-tax		pre-tax		pre-tax
For the year ended October 31 ($ millions)	Amount	income	Amount	income	Amount	income

Income taxes at statutory rate	$1,815	34.7%	$1,586	34.9%	$1,443	35.0%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(467)	(8.9)	(467)	(10.3)	(370)	(9.0)
Tax-exempt income from securities	(313)	(6.0)	(219)	(4.8)	(210)	(5.1)
Future income tax effect of substantively enacted tax rate changes	41	0.8	4	0.1	15	0.4
Other, net	(13)	(0.3)	(32)	(0.7)	(31)	(0.8)

Total income taxes and effective tax rate	$1,063	20.3%	$872	19.2%	$847	20.5%

(c) Future income taxes
The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	2007	2006

Allowance for credit losses(1)	$785	$746
Deferred compensation	377	391
Loss carryforwards(2)	101	174
Loss on disposal of subsidiary operations	83	87
Deferred income	86	59
Securities	(247)	2
Premises and equipment	(96)	(63)
Pension fund	(292)	(254)
Other	317	336

Net future income taxes(3)	$1,114	$1,478

(1)	As at October 31, 2007, the future income tax asset related to the allowance for credit losses has been reduced by a valuation allowance of $213 (2006 — nil) relating to a subsidiary’s unused tax deductions arising from previous years’ allowance for credit losses.

(2)	Includes a gross future tax asset of $203 as at October 31, 2007 (2006 — $357) relating to subsidiaries’ unused income tax losses. This future tax asset has been reduced by a valuation allowance of $102 (2006 — $183), resulting in a net future tax asset of $101 (2006 — $174). Should the portion of the valuation allowance related to recent acquisitions be reduced in future periods, the reduction would be applied to goodwill.

(3)	Net future income taxes of $1,114 (2006 — $1,478) are represented by future income tax assets of $1,340 (2006 — $1,626), net of future income tax liabilities of $226 (2006 — $148).
Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a future income tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2007, are estimated to be $444 million (October 31, 2006 — $401 million).
2007 SCOTIABANK ANNUAL REPORT   119

CONSOLIDATED FINANCIAL STATEMENTS
18. Employee future benefits
The Bank sponsors a number of employee future benefit plans, including pensions and other post-retirement benefits, post-employment benefits and compensated absences for most of its employees globally. The following tables present financial information related to the Bank’s principal plans. The principal plans include pension and other benefit plans in Canada, the U.S., Mexico, Jamaica and the U.K.(1)

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2007	2006	2005	2007	2006	2005

Change in benefit obligation
Benefit obligation at beginning of year	$4,588	$4,568	$3,790	$1,075	$1,041	$808
Cost of benefits earned in the year	128	143	116	36	42	36
Interest cost on benefit obligation	264	253	250	62	60	55
Employee contributions	11	9	9	—	—	—
Benefits paid	(235)	(198)	(175)	(49)	(48)	(48)
Actuarial loss (gain)	5	(75)	560	(1)	(2)	200
Non-routine events(2)	(50)	(90)	36	(29)	(4)	(10)
Foreign exchange	(93)	(22)	(18)	(47)	(14)	—

Benefit obligation at end of year	$4,618	$4,588	$4,568	$1,047	$1,075	$1,041

Change in fair value of assets
Fair value of assets at beginning of year	$5,390	$4,765	$4,097	$221	$207	$162
Actual return on assets	601	440	702	30	27	17
Employer contributions	186	488	157	62	42	73
Employee contributions	11	9	9	—	—	—
Benefits paid	(235)	(198)	(175)	(49)	(48)	(48)
Non-routine events(2)	(73)	(75)	—	(5)	—	—
Foreign exchange	(147)	(39)	(25)	(22)	(7)	3

Fair value of assets at end of year(3)	$5,733	$5,390	$4,765	$237	$221	$207

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	$1,115	$802	$197	$(810)	$(854)	$(834)
Unrecognized net actuarial loss	274	537	780	271	325	366
Unrecognized past service costs	96	86	81	(4)	(5)	(6)
Unrecognized transitional obligation (asset)	(308)	(364)	(411)	178	206	229
Valuation allowance	(169)	(195)	(182)	—	—	—
Employer contributions after measurement date	36	6	90	10	10	7

Net prepaid (accrued) benefit expense at end of year	$1,044	$872	$555	$(355)	$(318)	$(238)

Recorded in:
Other assets in the Bank’s Consolidated Balance Sheet	$1,243	$1,054	$729	$13	$6	$10
Other liabilities in the Bank’s Consolidated Balance Sheet	(199)	(182)	(174)	(368)	(324)	(248)

Net prepaid (accrued) benefit expense at end of year	$1,044	$872	$555	$(355)	$(318)	$(238)

Annual benefit expense
Cost of benefits earned in the year	$128	$143	$116	$36	$42	$36
Interest cost on benefit obligation	264	253	250	62	60	55
Actual return on assets	(601)	(440)	(702)	(30)	(27)	(17)
Actuarial loss (gain) on benefit obligation	5	(75)	560	(1)	(2)	200
Amount of curtailment (gain) loss recognized	3	(2)	—	(8)	—	—
Amount of settlement (gain) loss recognized	32	1	—	(1)	—	—
Non-routine events(2)	24	(15)	36	(11)	(4)	(10)

Elements of employee future benefit costs (income) before adjustments to recognize the long-term nature of employee future benefit costs	(145)	(135)	260	47	69	264

Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets	227	97	412	15	12	6
Difference between net actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	13	125	(528)	15	19	(193)
Difference between amortization of non-routine events and actual non-routine events	(15)	23	(28)	11	4	10
Amortization to recognize transitional obligation (asset)	(42)	(42)	(44)	21	22	19

	183	203	(188)	62	57	(158)
Change in valuation allowance provided against prepaid benefit expense	(26)	13	11	—	—	—

Benefit expense recognized, excluding defined contribution benefit expense	12	81	83	109	126	106

Defined contribution benefit expense recognized	5	3	—	—	—	—

Total benefit expense recognized	$17	$84	$83	$109	$126	$106

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

(2)	Non-routine events include plan amendments, acquisitions, divestitures, transfers, etc.

(3)	The fair value of pension plan assets invested in common shares of the Bank totalled $553 (2006 — $552; 2005 — $540).
120   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Included in the benefit obligation and fair value of assets are the following amounts in respect of plans that are not fully funded:

	Pension plans			Other benefit plans

For the year ended October 31 ($ millions)	2007	2006	2005	2007	2006	2005

Benefit obligation(1)	$613	$628	$787	$1,047	$1,075	$1,041
Fair value of assets	326	326	379	237	221	207

Deficit of fair value of assets over benefit obligation	$(287)	$(302)	$(408)	$(810)	$(854)	$(834)

(1)	Includes the benefit obligation of $281 at the end of 2007 (2006 — $266; 2005 — $278) related to supplemental unfunded pension arrangements.
Key weighted-average assumptions (%)(1)
The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans

For the year ended October 31	2007	2006	2005	2007	2006	2005

To determine benefit obligation at end of year
Discount rate	5.85%	5.75%	5.50%	6.10%	6.00%	5.75%
Rate of increase in future compensation(2)	3.75%	3.50%	3.55%	1.40%	4.40%	3.85%
To determine benefit expense (income) for the year
Discount rate	5.75%	5.50%	6.50%	6.00%	5.75%	6.90%
Assumed long-term rate of return on assets	7.25%	7.50%	7.25%	7.10%	7.60%	7.30%
Rate of increase in future compensation(2)	3.50%	3.55%	3.75%	1.35%	4.55%	4.00%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	7.40%	8.30%	8.90%
Ultimate rate	n/a	n/a	n/a	4.70%	4.60%	4.60%
Year ultimate rate reached	n/a	n/a	n/a	2014	2014	2014

(1)	Includes international plans which generally have higher rates than Canadian plans. The discount rate used to determine the 2007 benefit expense for all Canadian pension and other benefit plans was 5.5% (2006 — 5.25%; 2005 — 6.25% for the main pension plan and 6.5% for the other Canadian pension and benefit plans). The discount rate used for the 2007 end of year benefit obligation was 5.6% for all Canadian pension and other benefit plans (2006 — 5.50%; 2005 — 5.25%) and the assumed long-term rate of return on assets for all Canadian pension plans was 7.25% (2006 — 7.25%; 2005 — 7.00%).

(2)	The 2006 weighted-average rates shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.
Sensitivity analysis

	Pension plans		Other benefit plans

For the year ended October 31, 2007 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense

Impact of 1% decrease in discount rate	$784	$79	$168	$15
Impact of 1% decrease in assumed long-term rate of return on assets	—	47	—	2
Impact of 0.25% increase in rate of increase in future compensation	48	9	1	—
Impact of 1% increase in health care cost trend rate	n/a	n/a	128	22
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(102)	(16)

Assets
The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk. A key factor in managing long-term investment risk is asset mix. Investing the pension assets in different asset classes and geographic regions helps to spread risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Within each asset class, investment management firms are hired and assigned specific mandates. To enhance diversification, several investment managers — including related-party managers — are typically used for each asset class.
     Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Legislation places certain restrictions on asset mix — for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. The use of derivatives is generally prohibited without specific authorization; currently, the main use of derivatives is to hedge currency fluctuations associated with US equity holdings in the Canadian pension funds. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities; however, large asset class shifts are rare, and typically reflect a change in the pension plan’s situation (e.g. a plan termination). Actual asset mix is reviewed regularly, and rebalancing — as needed — back to the target asset mix is considered, generally, twice each year.
     The Bank’s other benefit plans are generally not funded; the relatively small assets for these other benefit plans are mostly related to programs in Mexico.
The Bank’s principal plans’ weighted-average actual and target asset allocations at the measurement date, by asset category, are as follows:

	Pension plans				Other benefit plans

	Target	Actual	Actual	Actual	Target	Actual	Actual	Actual
Asset category	2007	2007	2006	2005	2007	2007	2006	2005

Equity investments	64%	65%	67%	66%	26%	24%	17%	15%
Fixed income investments	35%	34%	32%	33%	74%	76%	83%	85%
Other	1%	1%	1%	1%	—	—	—	—

Total	100%	100%	100%	100%	100%	100%	100%	100%

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Actuarial valuations
Actuarial valuations for the Bank’s principal pension plans are generally required every three years. The most recent actuarial valuation of the Bank’s main pension plan was conducted as of November 1, 2006, and the date of the next required valuation is November 1, 2009 (this plan accounts for 72% of principal pension plans’ benefit obligation and 75% of principal pension plans’ fair value of assets). Actuarial valuations for the Bank’s principal other benefit plans are generally carried out every two to three years, with the most recent valuation completed as of July 31, 2005 for the other post-retirement benefits and July 31, 2006 for post-employment benefits. The next actuarial valuations are currently scheduled in fiscal 2008.
Cash payments and contributions
In fiscal year 2007, the Bank made cash payments of $216 million (2006 — $404 million; 2005 — $118 million) to fund the principal defined benefit pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $62 million (2006 — $45 million; 2005 —$61 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans. The Bank also made cash payments of $5 million (2006 — $3 million; 2005 — nil) to the principal defined contribution pension plans.
19. Earnings per common share

For the year ended October 31 ($ millions)	2007	2006	2005

Basic earnings per common share
Net income	$4,045	$3,579	$3,209
Preferred dividends paid	51	30	25

Net income available to common shareholders	$3,994	$3,549	$3,184

Average number of common shares outstanding (millions)	989	988	998

Basic earnings per common share(1)	$4.04	$3.59	$3.19

Diluted earnings per common share
Net income available to common shareholders	$3,994	$3,549	$3,184

Average number of common shares outstanding (millions)	989	988	998
Stock options potentially exercisable (millions)(2)	8	13	14

Average number of diluted common shares outstanding (millions)(3)	997	1,001	1,012

Diluted earnings per common share(1)	$4.01	$3.55	$3.15

(1)	Earnings per share calculations are based on full dollar and share amounts.

(2)	Reflects the potential dilutive effect of stock options granted under the Bank’s Stock Option Plans as determined under the treasury stock method. Excludes options with Tandem SAR features as these options are expensed and recorded as liabilities. All other stock options are included in the computation.

(3)	Certain convertible instruments have not been included in the calculation since the Bank has the right to redeem them for cash prior to conversion date.
20. Related party transactions
In the ordinary course of business, the Bank provides normal banking services to its associated and other related corporations on terms similar to those offered to non-related parties.
     In Canada, loans are currently granted to directors, officers and employees at market terms and conditions. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers and employees of those foreign units at reduced rates or on preferred terms. Effective March 1, 2001, the Bank discontinued the practice of granting loans to officers and employees in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.
     Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan.
     Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 16 — Stock-based compensation for further details of these plans.
21. Segmented results of operations
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking, and Scotia Capital.
     Domestic Banking, including wealth management operations, provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement products, personal trust services, retail brokerage, mutual funds and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.
     International Banking supplies retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products, services and channels offered are generally the same as those in Domestic Banking.
     Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank’s global relationships with large corporations, financial institutions and governments. The services provided include credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious metals products and financial advisory services. Also, it conducts trading activities for its own account and provides short-term Canadian dollar funding for the Bank.
     The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.
     The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the
122   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.
     Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

For the year ended October 31, 2007 ($ millions)
	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,855	$2,762	$1,160	$(679)	$7,098
Provision for credit losses	295	101	(101)	(25)	270
Other income	2,248	1,227	1,290	627	5,392

Net interest and other income	5,808	3,888	2,551	(27)	12,220
Depreciation and amortization	158	84	23	2	267
Other non-interest expenses	3,401	2,195	990	141	6,727

Income before the undernoted:	2,249	1,609	1,538	(170)	5,226
Provision for income taxes	685	241	413	(276)	1,063
Non-controlling interest in net income of subsidiaries	—	118	—	—	118

Net income	$1,564	$1,250	$1,125	$106	$4,045
Preferred dividends paid	14	18	11	8	51

Net income available to common shareholders	$1,550	$1,232	$1,114	$98	$3,994

Total average assets ($ billions)	$154	$66	$152	$31	$403

For the year ended October 31, 2006 ($ millions)
	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,682	$2,306	$951	$(531)	$6,408
Provision for credit losses	279	60	(63)	(60)	216
Other income	1,935	939	1,437	489	4,800

Net interest and other income	5,338	3,185	2,451	18	10,992
Depreciation and amortization	143	62	23	2	230
Other non-interest expenses	3,326	1,865	932	90	6,213

Income before the undernoted:	1,869	1,258	1,496	(74)	4,549
Provision for income taxes	581	98	443	(250)	872
Non-controlling interest in net income of subsidiaries	—	98	—	—	98

Net income	$1,288	$1,062	$1,053	$176	$3,579
Preferred dividends paid	9	8	6	7	30

Net income available to common shareholders	$1,279	$1,054	$1,047	$169	$3,549

Total average assets ($ billions)	$136	$56	$130	$29	$351

For the year ended October 31, 2005 ($ millions)
	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,576	$1,969	$849	$(523)	$5,871
Provision for credit losses	274	70	(71)	(43)	230
Other income	1,819	793	1,320	597	4,529

Net interest and other income	5,121	2,692	2,240	117	10,170
Depreciation and amortization	130	50	20	2	202
Other non-interest expenses	3,166	1,662	909	104	5,841

Income before the undernoted:	1,825	980	1,311	11	4,127
Provision for income taxes	566	103	390	(212)	847
Non-controlling interest in net income of subsidiaries	—	71	—	—	71

Net income	$1,259	$806	$921	$223	$3,209
Preferred dividends paid	6	6	6	7	25

Net income available to common shareholders	$1,253	$800	$915	$216	$3,184

Total average assets ($ billions)	$123	$50	$112	$24	$309

(1)	Includes revenues from all other smaller operating segments of $594 in 2007 (2006 — $372; 2005 — $432), and net income available to common shareholders of $314 in 2007 (2006 — $207; 2005 — $274). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes of $531 in 2007 (2006 — $440; 2005 — $326), changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
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CONSOLIDATED FINANCIAL STATEMENTS
Geographical segmentation(1)
The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

		United		Other
For the year ended October 31, 2007 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,294	$152	$887	$2,012	$7,345
Provision for credit losses	295	(91)	68	23	295
Other income	3,084	698	478	930	5,190
Non-interest expenses	4,285	224	723	1,712	6,944
Provision for income taxes	474	215	51	225	965
Non-controlling interest in net income of subsidiaries	—	—	12	106	118
Preferred dividends paid	20	5	6	15	46

	$2,304	$497	$505	$861	$4,167

Corporate adjustments					(173)

Net income available to common shareholders					$3,994

Total average assets ($ billions)	$265	$29	$21	$81	$396

Corporate adjustments					7

Total average assets, including corporate adjustments					$403

		United		Other
For the year ended October 31, 2006 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,029	$71	$802	$1,656	$6,558
Provision for credit losses	273	(41)	27	17	276
Other income	2,883	581	403	726	4,593
Non-interest expenses	4,110	241	630	1,448	6,429
Provision for income taxes	478	138	(17)	153	752
Non-controlling interest in net income of subsidiaries	—	—	15	83	98
Preferred dividends paid	12	2	3	7	24

	$2,039	$312	$547	$674	$3,572

Corporate adjustments					(23)

Net income available to common shareholders					$3,549

Total average assets ($ billions)	$227	$31	$21	$66	$345

Corporate adjustments					6

Total average assets, including corporate adjustments					$351

		United		Other
For the year ended October 31, 2005 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$3,808	$199	$690	$1,438	$6,135
Provision for credit losses	262	(93)	34	70	273
Other income	2,737	484	363	716	4,300
Non-interest expenses	3,917	246	669	1,185	6,017
Provision for income taxes	450	216	1	142	809
Non-controlling interest in net income of subsidiaries	—	—	10	61	71
Preferred dividends paid	9	2	2	6	19

	$1,907	$312	$337	$690	$3,246

Corporate adjustments					(62)

Net income available to common shareholders					$3,184

Total average assets ($ billions)	$205	$25	$19	$57	$306

Corporate adjustments					3

Total average assets, including corporate adjustments					$309

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.
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CONSOLIDATED FINANCIAL STATEMENTS
22. Guarantees, commitments and contingent liabilities
(a) Guarantees
A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity’s failure to perform under an obligating agreement, or (iv) another entity’s failure to perform in relation to its indebtedness. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	2007		2006
	Maximum potential		Maximum potential
	amount of future		amount of future
As at October 31 ($ millions)	payments	(1)	payments	(1)

Standby letters of credit and letters of guarantee	$18,435		$18,486
Liquidity facilities	22,475		10,090
Derivative instruments	1,361		1,521
Securitizations	170		170
Indemnifications	500		549

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.
(i) Standby letters of credit and letters of guarantee Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2007, $11 million (2006 — $12 million) was included in other liabilities in the Consolidated Balance Sheet with respect to these guarantees.
     The Bank provides partial credit enhancements in the form of financial standby letters of credit to commercial paper conduits, administered by the Bank. As at October 31, 2007, these credit enhancements amounted to $1,187 million (2006 — $43 million) and are included within standby letters of credit and letters of guarantee or liquidity facilities in the above table. The credit enhancements are provided to ensure a high investment grade credit rating is achieved for notes issued by the conduits. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.
(ii) Liquidity facilities
The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Generally, these facilities have a term of up to one year. Of the $22,475 million (2006 —$10,090 million) in backstop liquidity facilities provided to asset backed commercial paper conduits, 89% (2006 — 73%) is committed liquidity for the Bank’s sponsored conduits. The large increase in backstop liquidity facilities in 2007 was primarily attributed to the deconsolidation of the assets and liabilities of one of the Bank’s sponsored conduits after it was restructured in the second quarter.
(iii) Derivative instruments
The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if a default or other defined triggering event occurs. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2007, $57 million (2006 — $42 million) was included in Derivative instruments in the Consolidated Balance Sheet with respect to these derivative instruments.
(iv) Securitizations
The Bank’s revolving securitization agreements may require payments to be made to the trusts under certain limited circumstances. These guarantees will be outstanding for the remaining term to maturity of the trusts’ securitization notes, which is on average 28 months. These payments are contingent on failure to maintain a minimum pool size due to the occurrence of certain limited predefined events.
(v) Indemnifications
In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In such contracts, the Bank may indemnify counterparties to the contracts for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur, such as changes in laws and regulations (including tax legislation), changes in financial condition of third parties, infringements and breaches of representations and warranties, undisclosed liabilities, and loss caused by the actions of third parties, or as a result of litigation claims by third parties. These indemnification provisions will vary based upon the contract. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2007, $10 million (2006 — $12 million) was included in other liabilities in the Consolidated Balance Sheet with respect to indemnifications.
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CONSOLIDATED FINANCIAL STATEMENTS
(b) Other indirect commitments
In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Balance Sheet. These may include:
•	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;
•	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
•	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and
•	Security purchase commitments which require the Bank to fund future investments.
These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.
The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Balance Sheet.

As at October 31 ($ millions)	2007(1)	2006(1)

Commercial letters of credit	$1,186	$982
Commitments to extend credit(2)
Original term to maturity of one year or less	67,861	61,453
Original term to maturity of more than one year	46,388	44,465
Securities lending	10,965	8,682
Security purchase and other commitments	1,676	3,299

Total	$128,076	$118,881

(1)	Amounts relating to variable interest entities are disclosed in Note 6.

(2)	Includes liquidity facilities
(c) Lease commitments and other executory contracts
Minimum future rental commitments at October 31, 2007, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)

2008	$169
2009	144
2010	121
2011	96
2012	73
2013 and thereafter	191

Total	$794

Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $197 million (2006 —$181 million; 2005 — $176 million). In addition, the Bank and its subsidiaries have entered into certain long-term executory contracts relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.
(d) Assets pledged and repurchase agreements
In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. Details of these activities are shown below.

As at October 31 ($ millions)	2007	2006

Assets pledged to:
Bank of Canada(1)	$30	$25
Foreign governments and central banks(1)	3,011	2,605
Clearing systems, payment systems and depositories(1)	1,629	1,531
Assets pledged in relation to exchange-traded derivative transactions	179	108
Assets pledged as collateral related to securities borrowed, and securities lent	29,585	24,955
Assets pledged in relation to over-the-counter derivative transactions	4,049	1,744
Other	1,692	1,609

Total assets pledged	$40,175	$32,577
Obligations related to securities sold under repurchase agreements	28,137	33,470

Total	$68,312	$66,047

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions.
(e) Litigation
In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants.
     In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of the Bank.
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CONSOLIDATED FINANCIAL STATEMENTS
23. Financial instruments
(a) Financial risk management
The Bank’s primary business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes.
     The Bank has a comprehensive risk management framework to monitor, evaluate and manage the principal risks assumed in conducting its activities. The risks that arise from transacting financial instruments include credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in interest rates, foreign currency exchange rates and equity prices. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits and techniques.
     The Bank’s risk management framework has four main components as follows:
•	Policies which define the Bank’s risk tolerance and set the limits and controls within which the Bank and its subsidiaries can operate. These policies are developed based on the requirements of regulatory authorities and are approved by the Bank’s Board of Directors.
•	Guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented.
•	Processes are the activities associated with identifying, evaluating, documenting, reporting and controlling risk. Standards define the breadth and expectations in terms of quality of information required to make a decision.
•	Compliance with risk policies, limits and guidelines is measured and periodically independently reported to ensure consistency against defined goals.
     The risks associated with the Bank’s financial instruments portfolios are assessed using various methods which include, but are not limited to Value at Risk, stress testing, sensitivity analysis and simulation modeling, as well as gap analysis. Further details are provided below on the fair value of financial instruments and how these amounts were determined. This note also presents the Bank’s interest rate risk by term based on the earlier of contractual repricing or maturity dates, and the Bank’s financial instrument credit exposure by sector and geography. Note 25 provides details on the terms and conditions of the Bank’s financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading activities and asset/liability management.
(b) Fair value
Fair value amounts represent estimates of the consideration that would currently be agreed upon between knowledgeable, willing parties who are under no compulsion to act and are best evidenced by quoted market prices, if they exist. Some of the Bank’s financial instruments lack an active trading market. Therefore, these instruments have been valued using present value or other valuation techniques and may not necessarily be indicative of the amounts realizable in an immediate settlement of the instruments. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values.
     Changes in interest rates are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to book value. For the Bank’s financial instruments carried at cost or amortized cost, the book value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For those financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value. In addition, commencing fiscal 2007, available-for-sale securities are also recorded at fair value (see Note 1).
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CONSOLIDATED FINANCIAL STATEMENTS
The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2007				2006
	Total	Total			Total	Total
	fair	carrying		Favourable/	fair	carrying		Favourable/
As at October 31 ($ millions)	value	value		(Unfavourable)	value	value		(Unfavourable)

Assets:
Cash resources	$29,195	$29,195		$—	$23,376	$23,376		$—
Securities	88,835	88,835		—	96,593	95,502		1,091 (1)
Securities purchased under resale agreements	22,542	22,542		—	25,705	25,705		—
Loans	226,731	227,147		(416)	202,781	202,774		7
Customers’ liability under acceptances	11,538	11,538		—	9,555	9,555		—
Other	4,180	4,180		—	4,075	4,075		—
Liabilities:
Deposits	288,726	288,458		(268)	264,282	263,914		(368)
Acceptances	11,538	11,538		—	9,555	9,555		—
Obligations related to securities sold under repurchase agreements	28,137	28,137		—	33,470	33,470		—
Obligations related to securities sold short	16,039	16,039		—	13,396	13,396		—
Other	20,722	20,722		—	24,629	24,629		—
Subordinated debentures	1,788	1,710		(78)	2,444	2,271		(173)
Capital instrument liabilities	529	500		(29)	809	750		(59)
Derivatives (Note 25)	(2,729)	(2,729)	(2)	—	(873)	(771	)(2)	(102)

(1)	This excludes net deferred hedge losses on securities of $93.

(2)	This represents a net liability.
The book value of certain financial assets and financial liabilities that are carried at cost or amortized cost may exceed their fair value due primarily to changes in interest rates. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank’s intention to hold them until there is a recovery of fair value, which may be to maturity.
Determination of fair value
The following methods and assumptions were used to estimate the fair values of financial instruments (refer to Note 25(d) for fair value of derivative instruments).
     The fair values of cash resources, securities purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.
     Fair values of securities are disclosed in Note 3 for those securities that have quoted market prices; for available-for-sale equity securities that have no quoted market prices, the amounts reflected in the table above include such securities at cost. The fair value of obligations related to securities sold short is assumed to be equal to their book value as they are carried at fair value. These fair values are based on quoted prices, when available. When a quoted price is not readily available, fair values are estimated using quoted market prices of similar securities, or other valuation techniques.
128   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
     The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:
•	For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market.
•	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.
     The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are assumed to be equal to their carrying values. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.
     The fair values of subordinated debentures and capital instrument liabilities are determined by reference to quoted market prices. When quoted market prices are not available, fair values are estimated using current market prices for debt with similar terms and risks.
(c) Interest rate risk
The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and derivative instrument notional amounts in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the Immediately rate sensitive and Within 3 months categories.

	Immediately	Within	Three to	One to	Over	Non-rate
As at October 31, 2007 ($ millions)	rate sensitive(1)	3 months	12 months	5 years	5 years	sensitive		Total

Cash resources	$4,411	$15,988	$2,352	$375	$42	$6,027		$29,195
Trading securities	—	6,200	4,065	8,814	8,818	31,788		59,685
Securities, other than trading	436	3,930	3,752	12,293	4,751	3,988	(2)	29,150
Securities purchased under resale agreements	—	21,100	1,442	—	—	—		22,542
Loans	28,126	89,177	21,983	82,137	6,421	(697	)(3)	227,147
Other assets	—	—	—	—	—	43,791	(4)	43,791

Total assets	$32,973	$136,395	$33,594	$103,619	$20,032	$84,897		$411,510

Deposits	$28,501	$164,933	$42,887	$34,509	$5,405	$12,223		$288,458
Obligations related to securities sold under repurchase agreements	—	25,853	2,284	—	—	—		28,137
Obligations related to securities sold short	—	1,045	876	5,612	5,449	3,057		16,039
Subordinated debentures	—	—	445	763	502	—		1,710
Capital instrument liabilities	—	—	—	500	—	—		500
Other liabilities	—	—	—	—	—	57,862	(4)	57,862
Shareholders’ equity	—	—	—	—	—	18,804	(4)	18,804

Total liabilities and shareholders’ equity	$28,501	$191,831	$46,492	$41,384	$11,356	$91,946		$411,510

On-balance sheet gap	4,472	(55,436)	(12,898)	62,235	8,676	(7,049)		—
Derivative instruments	—	22,539	(1,348)	(19,544)	(1,647)	—		—

Interest rate sensitivity gap based on contractual repricing	4,472	(32,897)	(14,246)	42,691	7,029	(7,049)		—
Adjustment to expected repricing	13,021	24,824	7,386	(22,745)	(4,415)	(18,071)		—
Total interest rate sensitivity gap	$17,493	$(8,073)	$(6,860)	$19,946	$2,614	$(25,120)		$—
Cumulative gap	17,493	9,420	2,560	22,506	25,120	—		—

As at October 31, 2006 ($ millions)

Total interest rate sensitivity gap	$12,220	$(12,882)	$(4,400)	$23,668	$3,921	$(22,527)		$—
Cumulative gap	$12,220	$(662)	$(5,062)	$18,606	$22,527	$—		$—

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.

(2)	This represents common shares, preferred shares, and equity accounted investments.

(3)	This represents net impaired loans, less the general allowance.

(4)	This includes non-financial instruments.
The tables on the following page summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following rate-sensitive financial instruments.
2007 SCOTIABANK ANNUAL REPORT   129

CONSOLIDATED FINANCIAL STATEMENTS
Average effective yields by the earlier of the contractual repricing or maturity dates:

	Immediately	Within	Three to	One to	Over
As at October 31, 2007	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	4.9%	4.4%	5.2%	4.7%	5.0%	4.6%
Trading securities	—	6.5	4.9	5.0	5.7	5.5
Securities, other than trading(2)	5.5	5.1	5.4	5.5	6.2	5.6
Securities purchased under resale agreements	—	4.9	5.3	—	—	4.9
Loans(3)	6.6	6.5	6.1	5.8	8.2	6.3

Deposits(4)	3.8	4.3	4.4	4.0	4.1	4.2
Obligations related to securities sold under repurchase agreements(4)	—	5.2	5.4	—	—	5.2
Obligations related to securities sold short	—	4.1	4.3	4.0	4.6	4.3
Subordinated debentures(4)	—	—	5.9	5.6	8.6	6.6	(1)
Capital instrument liabilities(4)	—	—	—	7.3	—	7.3
Other liabilities	—	—	—	—	—	—

	Immediately	Within	Three to	One to	Over
As at October 31, 2006	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	4.3%	4.8%	5.0%	4.7%	—%	4.8%
Trading securities	—	6.3	4.4	4.5	5.1	5.1
Investment securities(2)	5.2	5.4	4.4	4.5	6.0	5.1
Securities purchased under resale agreements	—	4.8	6.3	—	—	4.9
Loans(3)	7.0	6.5	6.3	5.7	7.2	6.4

Deposits(4)	4.0	4.0	4.1	4.0	5.1	4.0
Obligations related to securities sold under repurchase agreements(4)	—	4.8	6.5	—	—	4.9
Obligations related to securities sold short	—	4.6	4.2	4.3	4.3	4.3
Subordinated debentures(4)	—	—	6.0	5.8	8.6	6.5	(1)
Capital instrument liabilities(4)	—	—	—	7.1	—	7.1
Other liabilities	—	5.3	5.3	—	—	5.3

(1)	After adjusting for the impact of related derivatives, the yield was 5.5% (2006 — 6.2%).

(2)	Yields are based on cost or amortized cost and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.

(3)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any deferred income.

(4)	Yields are based on book values and contractual rates.
(d) Credit exposure
The following table summarizes the credit exposure of the Bank to businesses and governments, less the related allowance for credit losses:

	2007							2006	(6)
	Loans and		Derivative		Other
As at September 30 ($ millions)	acceptances	(1)	instruments	(2)	exposures	(4)	Total	Total

By sector:
Resource and manufacturing, excluding automotive	$24,831		$1,065		$5,131		$31,027	$27,832
Finance and government	22,389		18,113		7,755		48,257	34,220
Other	42,741		2,782		8,393		53,916	50,851

Total	$89,961		$21,960		$21,279		$133,200	$112,903

Allowance for credit losses(3)							1,639	1,996

							$131,561	$110,907

By geography(5):
Canada	$36,540		$9,726		$6,261		$52,527	$44,765
United States	14,924		5,798		10,273		30,995	27,264
Mexico	4,648		15		252		4,915	6,066
Other International	33,849		6,421		4,493		44,763	34,808

Total	$89,961		$21,960		$21,279		$133,200	$112,903

Allowance for credit losses(3)							1,639	1,996

							$131,561	$110,907

(1)	Excludes securities purchased under resale agreements.

(2)	Derivative instruments are as at October 31.

(3)	Allowance for credit losses is as at October 31, and is comprised of specific allowances and the related portion of the general allowance.

(4)	Comprises guarantees and letters of credit.

(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

(6)	Reclassified to conform with current period presentation.
130   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
24. Certain items designated as trading
As permitted by the new financial instrument accounting standards [refer to Note 1], on November 1, 2006, the Bank elected to designate certain assets and liabilities as trading under the fair value option. These financial instruments are carried at fair value in the Consolidated Balance Sheet and all fair value changes are recognized in the Consolidated Statement of Income.
     The Bank’s trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. By classifying these loans as trading, the fair value changes will be recorded in income along with the fair value changes of the derivative. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these traded loans is based on quoted market prices. The fair value of these loans outstanding as at October 31, 2007 was $4.1 billion (November 1, 2006 — $3.3 billion). The change in fair value that was recorded through trading revenues for the year ended October 31, 2007 was a gain of $234 million. These changes were entirely offset by the changes in the fair value of the related credit derivatives.
     The Bank’s trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these traded loans is based on quoted market prices. The fair value of these loans outstanding as at October 31, 2007 was $151 million (November 1, 2006 — $164 million). The change in fair value that was recorded through trading revenues for the year ended October 31, 2007 was a gain of $11 million.
     The Bank has classified certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these deposit note liabilities, including the extension feature, is determined by discounting expected future cash flows using current market rates offered for similar instruments. The fair value of these liabilities outstanding as at October 31, 2007 was $847 million (November 1, 2006 — $785 million). For the year ended October 31, 2007, the change in fair value that was recorded through net interest income on these deposit note liabilities was a gain of $4 million. The changes in fair value are due to changes in market interest rates; except for an insignificant change in fair value attributable to credit risk. These changes in fair value were mostly offset by the change in fair value of the related derivatives.
2007 SCOTIABANK ANNUAL REPORT   131

CONSOLIDATED FINANCIAL STATEMENTS
25. Derivative instruments
(a) Notional amounts
The following table provides the aggregate notional amounts of derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank’s asset/liability risk management process (ALM), which includes derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Other derivative contracts — other includes precious metals other than gold, and base metal derivatives.

	2007			2006
As at October 31 ($ millions)	Trading	ALM	Total	Trading	ALM	Total

Interest rate contracts
Exchange-traded:
Futures	$74,620	$12,706	$87,326	$112,055	$12,199	$124,254
Options purchased	3,378	—	3,378	13,788	—	13,788
Options written	9,702	—	9,702	2,128	—	2,128

	87,700	12,706	100,406	127,971	12,199	140,170

Over-the-counter:
Forward rate agreements	23,387	9,688	33,075	13,649	10,070	23,719
Swaps	468,382	96,883	565,265	386,311	85,844	472,155
Options purchased	49,378	5,663	55,041	21,384	2,908	24,292
Options written	28,192	353	28,545	23,970	1,921	25,891

	569,339	112,587	681,926	445,314	100,743	546,057

Total	$657,039	$125,293	$782,332	$573,285	$112,942	$686,227

Foreign exchange and gold contracts
Exchange-traded:
Futures	$9,548	$—	$9,548	$6,868	$—	$6,868
Options purchased	56	—	56	124	—	124
Options written	72	—	72	104	—	104

	9,676	—	9,676	7,096	—	7,096

Over-the-counter:
Spot and forwards	254,239	13,158	267,397	176,030	14,141	190,171
Swaps	63,345	34,168	97,513	60,356	25,004	85,360
Options purchased	2,567	—	2,567	2,475	—	2,475
Options written	2,526	—	2,526	2,478	—	2,478

	322,677	47,326	370,003	241,339	39,145	280,484

Total	$332,353	$47,326	$379,679	$248,435	$39,145	$287,580

Other derivative contracts
Equity: over-the-counter	$34,382	$3,928	$38,310	$27,678	$3,595	$31,273
Credit: over-the-counter	79,135	1,490	80,625	32,832	1,993	34,825
Other	6,078	43	6,121	4,731	31	4,762

Total	$119,595	$5,461	$125,056	$65,241	$5,619	$70,860

Total notional amounts outstanding	$1,108,987	$178,080	$1,287,067	$886,961	$157,706	$1,044,667

132   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
(b) Remaining term to maturity
The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type:

	Within	One to	Over
As at October 31, 2007 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$43,804	$43,522	$—	$87,326
Forward rate agreements	32,677	398	—	33,075
Swaps	188,392	270,222	106,651	565,265
Options purchased	49,353	8,780	286	58,419
Options written	26,151	7,829	4,267	38,247

	340,377	330,751	111,204	782,332

Foreign exchange and gold contracts
Futures	5,731	3,817	—	9,548
Spot and forwards	257,560	9,045	792	267,397
Swaps	13,905	55,922	27,686	97,513
Options purchased	2,547	76	—	2,623
Options written	2,502	96	—	2,598

	282,245	68,956	28,478	379,679

Other derivative contracts
Equity	34,432	3,474	404	38,310
Credit	9,447	28,472	42,706	80,625
Other	3,656	2,465	—	6,121

	47,535	34,411	43,110	125,056

Total	$670,157	$434,118	$182,792	$1,287,067

	Within	One to	Over
As at October 31, 2006 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$107,420	$16,834	$—	$124,254
Forward rate agreements	23,384	335	—	23,719
Swaps	134,288	248,080	89,787	472,155
Options purchased	27,482	9,750	848	38,080
Options written	12,962	10,111	4,946	28,019

	305,536	285,110	95,581	686,227

Foreign exchange and gold contracts
Futures	5,351	1,517	—	6,868
Spot and forwards	180,257	8,874	1,040	190,171
Swaps	14,467	47,593	23,300	85,360
Options purchased	2,432	167	—	2,599
Options written	2,443	139	—	2,582

	204,950	58,290	24,340	287,580

Other derivative contracts
Equity	27,096	3,739	438	31,273
Credit	11,298	18,072	5,455	34,825
Other	4,178	584	—	4,762

	42,572	22,395	5,893	70,860

Total	$553,058	$365,795	$125,814	$1,044,667

2007 SCOTIABANK ANNUAL REPORT   133

CONSOLIDATED FINANCIAL STATEMENTS
(c) Credit risk
As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.
     Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.
     The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to other financial assets.
     The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.
The following table summarizes the credit exposure of the Bank’s derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.
     The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is the CEA multiplied by counterparty risk factors prescribed by this Guideline. Other derivative contracts — other includes precious metals other than gold, and base metal derivatives.

		2007				2006

				Credit
		Credit risk	Potential	equivalent			Credit
		amount	future	amount	Risk-	Credit risk	equivalent	Risk-
	Notional	(CRA)	exposure	(CEA)	weighted	amount	amount	weighted
As at October 31 ($ millions)	amount	(a)	(b)	(a) + (b)	balance	(CRA)	(CEA)	balance

Interest rate contracts
Futures	$87,326	$—	$—	$—	$—	$—	$—	$--
Forward rate agreements	33,075	9	8	17	7	13	18	8
Swaps	565,265	3,470	2,748	6,218	1,512	3,231	5,584	1,344
Options purchased	58,419	147	48	195	46	185	246	62
Options written	38,247	—	—	—	—	—	—	—

	782,332	3,626	2,804	6,430	1,565	3,429	5,848	1,414

Foreign exchange and gold contracts
Futures	9,548	—	—	—	—	—	—	—
Spot and forwards	267,397	7,579	2,685	10,264	2,860	2,914	5,023	1,403
Swaps	97,513	8,652	5,012	13,664	3,236	4,185	8,457	2,120
Options purchased	2,623	158	30	188	82	64	97	35
Options written	2,598	—	—	—	—	—	—	—

	379,679	16,389	7,727	24,116	6,178	7,163	13,577	3,558

Other derivative contracts
Equity	38,310	667	2,319	2,986	887	632	2,564	739
Credit	80,625	1,058	4,383	5,441	1,565	200	2,130	682
Other	6,121	220	479	699	297	418	723	273

	125,056	1,945	7,181	9,126	2,749	1,250	5,417	1,694

Total derivatives	$1,287,067	$21,960	$17,712	$39,672	$10,492	$11,842	$24,842	$6,666

Less: impact of master netting agreements		11,841	6,228	18,069	4,167	5,772	10,586	2,484

Total		$10,119	$11,484	$21,603	$6,325	$6,070	$14,256	$4,182

134   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
(d) Fair value
Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.
     The determination of the fair value of trading derivatives includes consideration, on a portfolio basis, of customer credit risk and ongoing direct costs over the life of the instruments.
The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank’s asset/liability risk management process (ALM).

	2007		2007		2006

	Average fair value(1)		Year-end fair value		Year-end fair value

As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable

Trading
Interest rate contracts
Forward rate agreements	$4	$9	$7	$15	$13	$1
Swaps	2,843	2,732	3,006	2,828	2,827	2,658
Options	155	163	143	143	184	193

	3,002	2,904	3,156	2,986	3,024	2,852

Foreign exchange and gold contracts
Forwards	3,563	3,216	7,466	7,013	2,810	2,629
Swaps	4,001	3,439	6,725	5,876	3,551	3,047
Options	83	59	158	103	64	63

	7,647	6,714	14,349	12,992	6,425	5,739

Other derivative contracts
Equity	1,310	1,333	431	1,653	337	1,578
Credit	661	1,191	1,046	1,654	194	816
Other	260	214	165	237	389	226

	2,231	2,738	1,642	3,544	920	2,620

Trading derivatives’ market valuation	$12,880	$12,356	$19,147	$19,522	$10,369	$11,211

ALM (2)
Interest rate contracts
Forward rate agreements			$2	$—	$—	$1
Swaps			464	447	404	409
Options			4	—	1	1

			470	447	405	411

Foreign exchange and gold contracts
Forwards			113	646	104	86
Swaps			1,927	3,982	634	988
Options			—	—	—	—

			2,040	4,628	738	1,074

Other derivative contracts
Equity			236	26	295	5
Credit			12	66	6	14
Other			55	—	29	—

			303	92	330	19

ALM derivatives’ market valuation			$2,813	$5,167	$1,473	$1,504

Total derivative instruments before netting			$21,960	$24,689	$11,842	$12,715

Less: impact of master netting agreements			11,841	11,841	5,772	5,772

Total derivative instruments			$10,119	$12,848	$6,070	$6,943

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2006 are: favourable $12,693 and unfavourable $12,683. Average fair value amounts are based on month-end balances.

(2)	The changes in the fair values of these derivative instruments wholly or partially offset the changes in the fair values of related on-balance sheet financial instruments, specific firm commitments or forecasted transactions.
2007 SCOTIABANK ANNUAL REPORT   135

CONSOLIDATED FINANCIAL STATEMENTS
Included in the above ALM derivatives’ market valuation amounts are derivatives designated in hedging relationships as follows:

	2007
As at October 31 ($ millions)	Favourable	Unfavourable

Derivatives designated in fair value hedging relationships	$178	$1,013
Derivatives designated in cash flow hedging relationships	$1,021	$2,206

The Bank recorded a net loss of $11 million during the year, of which a loss of $20 million related to cash flow hedges, due to the ineffective portion of designated hedges.
26. Acquisitions
(a) Canadian acquisitions
Current Year
The Bank completed the acquisition of Dundee Bank of Canada on September 28, 2007, for cash consideration of $260 million. Total assets were $2.5 billion at acquisition, comprised primarily of short-term deposits, available-for-sale debt securities and residential mortgages. Goodwill on this investment was not significant.
     As well, the Bank completed an 18% equity investment in DundeeWealth Inc. for $348 million on September 28, 2007, with the right to acquire up to 20%. The investment is a combination of voting and convertible non-voting shares issued out of treasury by DundeeWealth Inc. This investment is accounted for under the equity method of accounting. The Bank has not completed its valuation of the assets acquired and liabilities assumed.
Prior Year
The Bank completed the acquisitions of (i) the Canadian operations of the National Bank of Greece on February 3, 2006, and (ii) Maple Trust Company on March 31, 2006.
     The combined investment in these companies was approximately $306 million, which included amounts invested directly in the acquired businesses. Total assets at acquisition were $2.2 billion, comprised almost entirely of loans. The total goodwill of $140 million and other intangible assets of $52 million were recorded in the Consolidated Balance Sheet. In addition to the purchase of Maple Trust Company, as part of the acquisition of the Canadian mortgage operations of Maple Financial Group Inc., the Bank purchased mortgages from the Group.
(b) International acquisitions
Current Year
The Bank completed a 24.99% equity investment in Thanachart Bank for $225 million on July 19, 2007. This investment is accounted for under the equity method of accounting.
     The Bank and one of its subsidiaries acquired 68% of Dehring Bunting & Golding Ltd. (DB&G) on December 13, 2006 for $76 million. Following a reorganization to combine its similar operations with DB&G, the subsidiary now owns 77% of DB&G. After minority interest in its subsidiary, the Bank has a net interest of 55.28% in DB&G. Goodwill on this investment was not material.
Prior Year
The Bank completed the acquisition of Corporacion Interfin, on September 1, 2006, the parent company of Banco Interfin in Costa Rica, for $325 million. Total assets at acquisition were approximately $1.6 billion, with the majority of the assets being loans. Goodwill of $247 million and other intangible assets of $28 million have been recorded in the Consolidated Balance Sheet.
     The Bank acquired two Peruvian banks, Banco Wiese Sudameris and Banco Sudamericano, on March 9, 2006, which were subsequently merged. The combined incremental investment in these companies was $385 million, which includes amounts invested directly in the acquired business. The Bank now owns approximately 78% of the combined entity. Prior to the latter transaction, the Bank owned 35% of Banco Sudamericano. Total assets acquired were $3.8 billion, with the majority of the assets being loans. For the purchase of the Peruvian banks, total goodwill of $189 million and other intangible assets of $34 million have been recorded in the Consolidated Balance Sheet.
(c) Subsequent event
The Bank completed the acquisition of Chile’s Banco del Desarrollo on November 26, 2007, through the acquisition of 99.5% of the outstanding shares for $1.0 billion. Total assets at acquisition were $5.6 billion, mainly comprised of loans. The Bank will combine the operations of Banco del Desarrollo with its existing Scotiabank Sud Americano banking operations.
The purchase price allocations for 2007 acquisitions may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed. However, these refinements are not expected to be significant.
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CONSOLIDATED FINANCIAL STATEMENTS
27. Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:
Reconciliation of net income

	Net income
For the year ended October 31 ($ millions)	2007	2006	2005

Net income based on Canadian GAAP	$4,045	$3,579	$3,209
Employee future benefits (a)	(31)	24	(16)
Restructuring costs (b)	—	—	(2)
Transfers of loans through securitizations (c)	4	(9)	(8)
Derivative instruments and hedging activities (d)	(30)	(1)	(1)
Unrealized gains (losses) on securities reclassified as trading (d)	(12)	(2)	(7)
Conversion of loans into debt securities (e)	29	9	86
Available-for-sale securities (e)	7	8	45
Computer software (f)	(11)	(20)	(22)
Stock-based compensation (g)	(17)	(23)	—
Stock-based compensation—transition adjustment (g)	—	(12)	—
Tax effect of above differences	32	3	(21)

Net income based on U.S. GAAP	$4,016	$3,556	$3,263

Preferred dividends paid and other	(51)	(30)	(25)

Net income available to common shareholders based on U.S. GAAP	$3,965	$3,526	$3,238

Earnings per common share based on U.S. GAAP (in dollars)(1):
Basic	$4.01	$3.57	$3.24
Diluted	$3.98	$3.52	$3.20

(1)	Earnings per share calculations are based on full dollar and share amounts.
(a) Employee future benefits
Commencing fiscal 2007, the Bank prospectively adopted a new U.S. GAAP standard which requires: (i) the recognition of a pension and other post-retirement plan’s over-funded or under-funded status as an asset or liability, respectively; and (ii) the recognition of existing unrecognized net actuarial gains and losses, prior service costs and credits, and net transitional assets or obligations in other comprehensive income. The new standard also requires, commencing in fiscal 2009, the measurement of defined benefit plan assets and obligations at the fiscal year-end date. Prior to fiscal 2007, U.S. GAAP required the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the U.S. GAAP Consolidated Balance Sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income. Upon adoption of the new standard, the minimum pension liability previously recorded under U.S. GAAP was eliminated as part of the transitional adjustment. Although the new U.S. GAAP standard changes the balance sheet presentation of post-retirement benefit plans, the recognition and measurement of pension expense under U.S. GAAP remains unchanged.
     Canadian GAAP requires that only the cumulative difference between pension income / expense and funding contributions be reflected in the Bank’s Consolidated Balance Sheet. Although Canadian and U.S. GAAP are substantially consistent with respect to recognition and measurement of pension expense, there still continues to be a difference in the charge to income between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts resulting from differing adoption dates of the previous standards, and differences in the treatment of the pension valuation allowance. Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not permit recognition of a pension valuation allowance.
     The following table shows the effect of adopting the new U.S. GAAP standard on employee future benefits at October 31, 2007 on individual line items in the U.S. GAAP Consolidated Balance Sheet as at October 31, 2007. The adoption of this new standard had no effect on the Bank’s Consolidated Statement of Income under U.S. GAAP for the year ended October 31, 2007.

	Before			After
As at	application of			application of
October 31, 2007 ($ millions)	new standard		Adjustments	new standard

Other assets
Prepaid benefit cost	$1,294		$136	$1,430
Other liabilities
Accrued benefit liability	(505)		(574)	(1,079)
Minimum pension liability	(36)		36	—
Accumulated other comprehensive income (loss)	$(36	)(1)	$(402)	$(438	)(2)

(1)	Amount after related taxes is $(24).

(2)	Amount after related taxes is $(286).
(b) Restructuring costs
Under Canadian GAAP, restructuring costs incurred for activities initiated prior to April 1, 2003, were accrued as liabilities provided that a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria were required to have been met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan; the accruals recorded under Canadian GAAP for certain planned restructuring costs not incurred within the one-year time limit were reversed under U.S. GAAP and the costs are expensed
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CONSOLIDATED FINANCIAL STATEMENTS
as incurred. For restructuring costs incurred for activities initiated after March 31, 2003, Canadian and U.S. GAAP are consistent.
(c) Transfers of loans through securitizations
Effective July 1, 2001, the Bank adopted a new Canadian accounting guideline for transfers of loans on a prospective basis. This guideline is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.
     Prior to the adoption of the new Canadian guideline, transfers of loans were treated as sales under Canadian GAAP when the significant risks and rewards of ownership were transferred. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers of loans that qualify as sales are recognized in income at the time of sale. There will continue to be differences in Canadian and U.S. GAAP income until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income.
     Prior to the harmonization of Canadian and U.S. GAAP, some transfers of assets did not qualify for sale accounting under U.S. GAAP. These transfers have been accounted for as secured lending arrangements under U.S. GAAP. This results in the assets remaining on the U.S. GAAP Consolidated Balance Sheet and in the net spread being recognized in U.S. GAAP income over the term of the loans rather than immediate recognition of a gain.
(d) Derivative instruments and hedging activities
As described in Note 1, effective November 1, 2006, Canadian GAAP became substantially consistent with U.S. GAAP for the Bank’s activities relating to hedging, embedded derivatives and recognition of inception gains on derivatives valued using unobservable market data. As a result, the current year reconciling items between Canadian and U.S. GAAP relate primarily to the current year impact of GAAP differences recognized in prior years.
     Prior to November 1, 2006, the Bank, under Canadian GAAP, accounted for derivative instruments held for asset/liability management purposes on an accrual basis if they qualified for hedge accounting. Under U.S. GAAP, hedges were categorized as fair value, cash flow or net investment hedges and followed the current Canadian GAAP accounting described in Note 1 for hedges.
     The Bank recorded in its U.S. GAAP consolidated financial statement an after-tax loss of $5 million in 2006 and an after-tax loss of $5 million in 2005 representing the ineffective portion of designated hedges. On a U.S. GAAP basis, the Bank expected to reclassify an after-tax loss of $15 million in 2006 and an after-tax gain of $7 million in 2005 from accumulated other comprehensive income to earnings as a result of its cash flow hedges within the next twelve months. For fiscal 2007, the ineffective portion of designated hedges and the expected reclassification to earnings as a result of cash flow hedges within the next twelve months are consistent with Canadian GAAP (refer to Notes 25 and 15, respectively). The maximum term of cash flow hedges was less than 10 years for all periods presented.
     Prior to fiscal 2007, the unrealized gain or loss arising at the inception of a derivative transaction was recognized in U.S. GAAP income only when the fair value of the derivative was obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. As described in Note 1, effective November 1, 2006, Canadian GAAP is consistent with U.S. GAAP in this respect. On a U.S. GAAP basis, this requirement resulted in an after-tax loss of $2 million in 2006 and an after-tax gain of $1 million in 2005.
     Prior to fiscal 2007, certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities were classified as investment securities.
(e) Securities
As described in Note 1, effective November 1, 2006, Canadian GAAP was substantially harmonized with U.S. GAAP for the Bank’s activities relating to the accounting for securities. The significant differences between Canadian and U.S. GAAP for fiscal 2007 and prior years are described below.
     Under Canadian GAAP, securities are accounted for on a settlement date basis. Under U.S. GAAP, securities are required to be accounted for on a trade date basis.
     Prior to November 1, 2006, securities were classified as either trading or investment under Canadian GAAP. The Bank carried investment securities at cost or amortized cost. On a Canadian GAAP basis, other-than-temporary declines in the value of investment securities were recorded in income based on net realizable value; declines in fair values were generally presumed to be other-than-temporary if conditions indicating impairment had persisted for a longer period of time than under U.S. GAAP. On a U.S. GAAP basis, other-than-temporary declines are recognized in income based on fair values; declines in fair values are generally presumed to be other-than-temporary if they have persisted over a number of quarters.
     Prior to November 1, 2006, under U.S. GAAP, unrealized gains and losses on available-for-sale securities, net of related income taxes, were recorded in other comprehensive income until realized, except for the unrealized gains and losses on hedged available-for-sale securities, which were recorded in U.S. GAAP income.
     Under Canadian GAAP, debt securities acquired in a loan restructuring prior to May 1, 2003 were recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income. For debt securities acquired in a loan restructuring after April 30, 2003, Canadian and U.S. GAAP are consistent.
(f) Computer software
U.S. GAAP requires qualifying software costs to be capitalized and depreciated over the useful life of the software. Prior to November 1, 2003, these costs were expensed as incurred under Canadian GAAP. For software costs incurred after November 1, 2003, Canadian and U.S. GAAP are consistent.
(g) Stock-based compensation
Effective November 1, 2005, the Bank adopted, on a modified prospective basis, a new U.S. GAAP standard amending the accounting for stock-based compensation to new awards and to any awards modified, repurchased or cancelled after the effective date. The prospective adoption of the standard requires the use of a fair-value-based method, rather than an intrinsic-value-based method, to measure and account for the cost of employee services received in exchange for an award linked to the Bank’s common shares. The greatest impact was on the Bank’s employee stock option plan.
     The pre-tax cumulative effect of adopting the new standard in fiscal 2006 was $12 million incremental compensation expense. For fiscal 2007, the incremental pre-tax U.S. GAAP stock-based compensation expense impact is $17 million (2006 – $23 million).
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CONSOLIDATED FINANCIAL STATEMENTS
These amounts were quantified using the Black-Scholes option pricing model and the following weighted average assumptions:

As at	October 31, 2007	October 31, 2006

Risk-free interest rate	4.59%	4.16%
Expected dividend yield	3.37%	3.16%
Expected price volatility	18.1%	16.5%
Expected life of option	6.1 years	5.7 years
     Under Canadian GAAP, the Bank uses an intrinsic-value-based method to record stock-based compensation expense for all liability classified awards. Effective November 1, 2005, the Bank adopted a new pronouncement amending the accounting for stock-based compensation for employees eligible to retire before the vesting date and permitted application on a retrospective basis. There was also a corresponding change in U.S. GAAP; however, this change was required to be applied prospectively under U.S. GAAP for awards granted in fiscal 2006 and onwards.
(h) Liabilities and equity
Under Canadian GAAP, the preferred shares issued by Scotia Mortgage Investment Corporation that were redeemed on October 31, 2007 and the Scotiabank Trust Securities issued by BNS Capital Trust are recorded as capital instrument liabilities. Under U.S. GAAP, these securities with conversion or conditional redemption features are recorded as non-controlling interest in subsidiaries.
(i) Guarantees
U.S. GAAP requires recognition of a liability for the fair value of the obligation assumed at the inception of the arrangement for guarantees issued or modified after December 31, 2002. As described in Note 1, Canadian GAAP requires the same treatment for all financial guarantees effective November 1, 2006 on a prospective basis, consistent with U.S. GAAP. There is no material difference between Canadian and U.S. GAAP on October 31, 2007. The fair value under U.S. GAAP for guarantees at October 31, 2006 amounted to $340 million.
(j) Non-cash collateral
Under Canadian GAAP, non-cash collateral received as part of securities lending transactions is not recognized in the Consolidated Balance Sheet. Under U.S. GAAP, collateral received for transactions where the Bank lends securities as principal is accounted for as a secured borrowing in the Consolidated Balance Sheet.
     The adjustment for non-cash collateral received in securities lending transactions resulted in an addition to other assets of $11,154 million (2006 — $8,922 million) and an addition to other liabilities of $11,154 million (2006 — $8,922 million).
(k) Comprehensive income
As described in Note 1, commencing in fiscal 2007, the Bank adopted a new Canadian GAAP standard that requires a statement of comprehensive income to form part of the consolidated financial statements, consistent with U.S. GAAP. Prior to November 1, 2006, the requirement to present a statement of comprehensive income did not exist under Canadian GAAP. The main reconciling items between Canadian GAAP and U.S. GAAP relating to comprehensive income in fiscal 2007 primarily result from the reversal of certain hedge adjustments recorded in U.S. GAAP prior to November 1, 2006 and repayments and maturities of debt securities acquired in a loan restructuring prior to May 1, 2003.
(l) Non-controlling interest in subsidiaries
Under U.S. GAAP, non-controlling interest in subsidiaries is presented separately.
Consolidated statement of comprehensive income (loss)

	2007
	Canadian		U.S.
For the year ended October 31 ($ millions)	GAAP	Adjustments	GAAP	2006	2005

Net income	$4,045	$(29)	$4,016	$3,556	$3,263
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses), net of hedging activities(1)	(2,228)	(2)	(2,230)	(360)	(178)
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities(2)	(67)	(74)	(141)	(18)	(211)
Change in gains (losses) on derivative instruments designated as cash flow hedges (3)	76	39	115	(38)	9
Change in additional minimum pension liability(4)	—	—	—	2	(29)

Total other comprehensive income (loss)	$(2,219)	$(37)	$(2,256)	$(414)	$(409)

Total comprehensive income (loss)	$1,826	$(66)	$1,760	$3,142	$2,854

Accumulated other comprehensive income (loss)(5)

	2007
	Canadian		U.S.
For the year ended October 31 ($ millions)	GAAP	Adjustments	GAAP	2006	2005

Unrealized foreign currency translation gains (losses), net of hedging activities	$(4,549)	$(116)	$(4,665)	$(2,435)	$(2,075)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	639	62	701	842	860
Derivative instruments designated as cash flow hedges	53	7	60	(55)	(17)
Employee future benefits (6)	—	(286)	(286)	(39)	(41)

Total accumulated other comprehensive income (loss)	$(3,857)	$(333)	$(4,190)	$(1,687)	$(1,273)

(1)	U.S. GAAP amounts are net of income tax expense of $427 (2006 — nil; 2005 — nil).

(2)	U.S. GAAP amounts are net of income tax benefit of $65 (2006 — benefit of $4; 2005 — benefit of $112).

(3)	U.S. GAAP amounts are net of income tax expense of $48 (2006 — benefit of $20; 2005 — expense of $3).

(4)	U.S. GAAP amounts are net of income tax of nil (2006 — expense of $2; 2005 — benefit of $16).

(5)	All amounts presented are net of income tax.

(6)	The 2007 adjustment relates to the application of the new standard on employee future benefits. Refer to the discussion of Employee future benefits in (a) above.
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CONSOLIDATED FINANCIAL STATEMENTS
Condensed consolidated balance sheet

	2007				2006
	Canadian			U.S.	Canadian			U.S.
As at October 31 ($ millions)	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP

Assets
Cash resources	$29,195	$—		$29,195	$23,376	$—		$23,376
Securities
Trading	59,685	1,042	[d,e]	60,727	62,490	166	[d,e]	62,656
Available-for-sale/Investment	28,426	(279)	[d,e]	28,147	32,870	585	[d,e]	33,455
Equity accounted investments	724	—		724	142	—		142
Securities purchased under resale agreements	22,542	—		22,542	25,705	—		25,705
Loans	227,147	1,215	[c,d]	228,362	202,774	1,332	[c,d]	204,106
Derivative instruments	21,960	—		21,960	12,098	428	[d]	12,526
Other	21,831	13,261	(1)	35,092	19,551	12,851	(5)	32,402

	$411,510	$15,239		$426,749	$379,006	$15,362		$394,368

Liabilities and shareholders’ equity
Liabilities
Deposits	$288,458	$1,224	[c,d]	$289,682	$263,914	$1,358	[c,d]	$265,272
Derivative instruments	24,689	(5)	[d]	24,684	12,869	505	[d]	13,374
Other	76,852	14,283	(2)	91,135	81,220	12,838	(6)	94,058
Non-controlling interest in subsidiaries	497	(497)	[l]	—	435	(435)[l]		—
Subordinated debentures	1,710	25	[d]	1,735	2,271	14	[d]	2,285
Capital instrument liabilities	500	(500)	[h]	—	750	(750)[h]		—

	$392,706	$14,530		$407,236	$361,459	$13,530		$374,989

Non-controlling interest in subsidiaries	$—	$997	[h,l]	$997	$—	$1,185	[h,l]	$1,185

Shareholders’ equity
Capital stock
Preferred shares	$1,635	$—		$1,635	$600	$—		$600
Common shares and contributed surplus	3,566	—		3,566	3,425	—		3,425
Retained earnings	17,460	45	(3)	17,505	15,843	13	(7)	15,856
Cumulative foreign currency translation	—	—		—	(2,321)	2,321	[k]	—
Accumulated other comprehensive income (loss)	(3,857)	(333)	(4)	(4,190)	—	(1,687	)(8)	(1,687)

	$18,804	$(288)		$18,516	$17,547	$647		$18,194

	$411,510	$15,239		$426,749	$379,006	$15,362		$394,368

Note references refer to GAAP differences described above.

(1)	Refer to a, b, c, d, e, f, j.

(2)	Refer to a, b, c, e, g, j.

(3)	Refer to a, b, c, d, e, f, g.

(4)	Refer to a, d, e, k.

(5)	Refer to a, b, c, d, e, f, i, j.

(6)	Refer to a, b, c, d, e, g, i, j.

(7)	Refer to a, b, c, d, e, f, g.

(8)	Refer to a, d, e, k.
Certain comparative accounts have been reclassified to conform with current period presentation.
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CONSOLIDATED FINANCIAL STATEMENTS
Future accounting changes
Accounting for uncertainty in income taxes
In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. This FASB interpretation is effective for the Bank beginning November 1, 2007. The Bank is currently assessing the impact of this standard.
Framework on fair value measurement
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. The standard establishes a framework for measuring fair value and expands disclosures surrounding fair value measurement. The requirements of this standard will be effective for the Bank beginning November 1, 2008.
Fair value option for financial assets and liabilities
In February 2007, the FASB issued Statement No. 159, Fair Value Option for Financial Assets and Liabilities. This standard allows an entity the option to measure certain financial assets and liabilities at fair value. Changes in fair value are recognized in earnings. The requirements of this standard will be effective for the Bank beginning November 1, 2008.
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